--------------------------------------------------------------------------------
     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 22, 2000.
                          REGISTRATION NO. 333-34294
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         ------------------------------
                                 POST-EFFECTIVE
                                AMENDMENT NO. 1
                                       TO
                                    FORM SB-2
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                         ------------------------------


                             COLLEGIATE PACIFIC INC.
                 (Name of small business issuer in its charter)



          DELAWARE                              5091                       22-2795073
(State or other jurisdiction         (Primary Standard Industrial       (I.R.S. Employer
    of incorporation or               Classification Code Number)       Identification No.)
       organization)


          13950 SENLAC, SUITE 200                                     MICHAEL J. BLUMENFELD
        FARMERS BRANCH, TEXAS 75234                                 CHIEF EXECUTIVE OFFICER
               (972) 243-8100                                       13950 SENLAC, SUITE 200
                                                                   FARMERS BRANCH, TEXAS 75234
                                                                         (972) 243-8100
(Address and telephone number of principal              (Name, address and telephone number of agent for
 executive offices and principal place of                                   service)
                business)


                                   COPIES TO:
                                Alan J. Bogdanow
                              Hughes & Luce, L.L.P.
                          1717 Main Street, Suite 2800
                               Dallas, Texas 75201
                                 (214) 939-5500

APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC: FROM TIME TO TIME AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

IF THIS FORM IS FILED TO REGISTER ADDITIONAL SECURITIES FOR AN OFFERING PURSUANT TO RULE 462(B) UNDER THE SECURITIES ACT, PLEASE CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF THE EARLIER EFFECTIVE REGISTRATION STATEMENT FOR THE SAME OFFERING. [ ]

IF THIS FORM IS A POST-EFFECTIVE AMENDMENT FILED PURSUANT TO RULE 462(C) UNDER THE SECURITIES ACT, CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF THE EARLIER EFFECTIVE REGISTRATION STATEMENT FOR THE SAME OFFERING. [ ]

IF DELIVERY OF THE PROSPECTUS IS EXPECTED TO BE MADE PURSUANT TO RULE 434, PLEASE CHECK THE FOLLOWING BOX. [ ]

                   ------------------------------------------




THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1993, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

Pursuant to Rule 429, this is a combined registration statement that relates to the securities previously registered by Form SB-2 Registration Statement, No. 333-64471, effective as of October 26, 1998, and the securities being registered by this registration statement.

                             COLLEGIATE PACIFIC INC.
                              CROSS REFERENCE SHEET

             FORM SB-2 ITEM NO. AND CAPTION                                           PROSPECTUS CAPTION

Item 1.      Front of Registration Statement and Outside Front Cover of Prospectus    Outside Front Cover

Item 2.      Inside Front Cover and Outside Back Cover Pages of Prospectus            Inside Front and Outside Back Cover Pages

Item 3.      Summary Information and Risk Factors                                     Summary, Risk Factors

Item 4.      Use of Proceeds                                                          Summary -- Use of Proceeds

Item 5.      Determination of Offering Price                                          Not Applicable

Item 6.      Dilution                                                                 Not Applicable

Item 7.      Selling Security Holders                                                 Summary -- Selling Shareholders

Item 8.      Plan of Distribution                                                     Summary -- Plan of Distribution

Item 9.      Legal Proceedings                                                        The Company -- Legal Proceedings

Item 10.     Directors, Executive Officers, Promoters and Control Persons             Management -- Executive Officers and
                                                                                      Directors

Item 11.     Security Ownership of Certain Beneficial Owners and Management           Management -- Security Ownership of
                                                                                      Certain Beneficial Owners and Management

Item 12.     Description of Securities                                                Description of Securities

Item 13.     Interest of Named Experts and Counsel                                    Not Applicable

Item 14.     Disclosure of Commission Position on Indemnification For Securities Act  Indemnification
             Liabilities

Item 15.     Organization Within Last Five Years                                      Not Applicable

Item 16.     Description of Business                                                  The Company -- Business

Item 17.     Management's Discussion and Analysis or Plan of Operation                Management's Discussion and Analysis of
                                                                                      Financial Condition and Results of
                                                                                      Operations

Item 18.     Description of Property                                                  The Company -- Property

Item 19.     Certain Relationship and Related Transactions                            Management -- Certain Relationships and
                                                                                      Related Transactions

Item 20.     Market For Common Equity and Related Stockholder Matters                 Market For Common Equity and Related
                                                                                      Stockholder Matters

Item 21.     Executive Compensation                                                   Management -- Executive Compensation

Item 22.     Financial Statements                                                     Index To Consolidated Financial Statements

Item 23.     Changes in and Disagreements With Accountants on Accounting and          Not Applicable
             Financial Disclosure

                             COLLEGIATE PACIFIC INC.

                    4,237,748 COMMON STOCK PURCHASE WARRANTS
                        5,462,515 SHARES OF COMMON STOCK

                   ------------------------------------------


         This Prospectus relates to the issuance and resale of up to:



         o 4,237,748 Common Stock Purchase Warrants issued as a special dividend to each record holder of Common Stock as of May 26, 2000.



         o        4,277,748 shares of Common Stock consisting of:

                  o 4,237,748 shares of Common Stock issuable upon exercise of the Company's Common Stock Purchase Warrants.





                  o 40,000 shares of Common Stock issuable upon exercise of the Company's Common Stock Purchase Warrants issued to Mike Farkus and Christopher Haupt.



         Each record holder of Common Stock as of May 26, 2000 received a special dividend from the Company of one Warrant for each share of Common Stock owned by the record holder. Each Warrant entitles the holder to purchase one share of Common Stock at an initial exercise price of $10.00 per share, subject to adjustment, at any time prior to May 26, 2005.





         The Company issued a total of 40,000 Common Stock Purchase Warrants to Mike Farkus and Christopher Haupt in connection with a License Agreement with On-Line Sports, Inc. Each Warrant entitles the holder to purchase one share of Common Stock at an initial exercise price of $12.50 per share.


         This Prospectus also relates to an offering of up to 677,267 shares of Common Stock by certain stockholders who previously held Notes of the Company. The Company privately sold Notes in the principal amount of $2,235,000 to certain officers and directors of the Company and certain third parties. The Note Holders converted the Notes into 677,267 shares of Common Stock, based upon a conversion price of $3.30 per share, on April 19, 2000.


         In addition, this Prospectus relates to an offering of up to 507,500 shares of Common Stock by certain stockholders of Collegiate Pacific Inc. The stockholders acquired these shares in the following transactions:

         o Michael J. Blumenfeld acquired 400,000 shares through a Stock Purchase Agreement dated as of August 18, 1997 by and between Mr. Blumenfeld, Adam Blumenfeld and the Company.

         o Richard Hershorin and Patti Hershorin acquired 27,500 shares pursuant to an Agreement for Purchase and Sale of Stock dated as of April 14, 1998 by and between the Hershorins and the Company.

         o        Cary W. Bawcum, Stanley Graber, Frank A. Jones, and Joel W.
                  Brown each acquired 20,000 shares pursuant to a Plan and Agreement of Merger dated as of May 31, 1998 by and among Vantage Products International, Inc., Messrs. Bawcum, Graber, Jones and Brown, and the Company.

         These 507,500 shares are offered for the account of the Selling Shareholders. Collegiate Pacific Inc. will not receive any proceeds from the sale of these shares.


         The Common Stock is quoted on the American Stock Exchange under the symbol "BOO." The Warrants are quoted on the American Stock Exchange under the symbol "BOO/WS." On June 21, 2000, the high and low price of the Common Stock was $10.94 per share, and on June 16, 2000, the high and low price of the Warrants was $2.75 and $2.63 per Warrant.


   CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 8 IN THIS PROSPECTUS.

                ------------------------------------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE
ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.


                 The date of this Prospectus is June 22, 2000.

         No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offering made hereby and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the securities offered hereby to anyone in any jurisdiction to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to the dates as of which such information is furnished.

--------------------------------------------------------------------------------


                                TABLE OF CONTENTS


      Available Information..................................................   3
      Summary................................................................   4
      Risk Factors...........................................................   8
      The Company............................................................  14
      Management.............................................................  17
      Market for Common Stock and Related Stockholder Matters................  21
      Management's Discussion and Analysis of Financial Condition and
           Results of Operations.............................................  22
      Description of Securities..............................................  26
      Legal Matters..........................................................  33
      Experts................................................................  33
      Indemnification........................................................  33
      Index To Consolidated Financial Statements.............................  34


--------------------------------------------------------------------------------

Collegiate Pacific Inc. is a Delaware corporation. Our executive offices are located at 13950 Senlac, Suite 200, Farmers Branch, Texas 75234, and our telephone number is (972) 243-8100. In this Prospectus, the "Company," "Collegiate Pacific," "we," "us," and "our" refer to Collegiate Pacific Inc. and its subsidiaries. The term "Warrants" refers to the Company's common stock purchase warrants. The term "Notes" refers to the Company's Subordinated Convertible Promissory Notes. In addition, "Common Stock" refers to our common stock, $.01 par value per share. The term "Selling Shareholders" refers to Mr. Blumenfeld, the Hershorins, and Messrs. Bawcum, Graber, Jones and Brown. In addition, "Common Stock" refers to our common stock, $.01 par value per share.

         You should rely only on the information contained in this Prospectus. We have not authorized anyone to provide you with information different from that contained in this Prospectus. The information contained in this Prospectus is accurate only as of the date of this Prospectus, regardless of the time of delivery of this Prospectus or of any sale of the Common Stock.

         UNLESS OTHERWISE PROVIDED IN THIS PROSPECTUS, ALL REFERENCES TO SHARES OF COMMON STOCK TAKE INTO ACCOUNT THE ONE-FOR-FIVE REVERSE STOCK SPLIT THAT BECAME EFFECTIVE JANUARY 19, 2000.

                             AVAILABLE INFORMATION

         The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and we file annual, quarterly and other reports and other information with the Securities and Exchange Commission (the "Commission"). These materials may be inspected and copied at the public reference facilities of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549-1004, at its Northeast Regional Office located at 7 World Trade Center, Suite 1300, New York, New York 10048 and at its West Regional Office located at 5670 Wilshire Boulevard, Los Angeles, California 90036. You can obtain copies of these materials at prescribed rates from the Public Reference Section of the Commission located at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a Web site that contains reports, proxy statements, information statements and other information regarding the Company. The Commission's Web site address is http://www.sec.gov.


         The Company is a publicly held corporation and its Common Stock is traded on the America Stock Exchange under the symbol "BOO." The Warrants are traded on the American Stock Exchange under the symbol "BOO/WS."


         The Company intends to furnish its stockholders with annual reports containing audited financial statements and such other periodic reports as it may determine to furnish or as may be required by law.

         We have filed Registration Statements on Form SB-2 (the "Registration Statements") under the Securities Act of 1933 (the "Securities Act") with the Commission, with respect to the Common Stock offered in this Prospectus. This Prospectus does not contain all information set forth in the Registration Statements. We omitted certain parts of the Registration Statements in accordance with the rules and regulations of the Commission. For further information about us and the Common Stock being offered in this Prospectus, you should read the Registration Statements and their exhibits and schedules, which you may read without charge at the public reference rooms at the offices of the Commission.

                                     SUMMARY

         CERTAIN INFORMATION IN THIS PROSPECTUS CONTAINS "FORWARD-LOOKING STATEMENTS." ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE "FORWARD-LOOKING STATEMENTS" FOR PURPOSES OF THESE PROVISIONS.

         THESE STATEMENTS INCLUDE:

         o        ANY PROJECTIONS OF EARNINGS, REVENUES OR OTHER FINANCIAL
                  ITEMS;

         o ANY STATEMENTS OF THE PLANS AND OBJECTIVES OF MANAGEMENT FOR FUTURE OPERATIONS;

         o        ANY STATEMENTS CONCERNING PROPOSED NEW PRODUCTS OR SERVICES;

         o        ANY STATEMENTS REGARDING FUTURE ECONOMIC CONDITIONS OR
                  PERFORMANCE; AND

         o        ANY STATEMENT OF ASSUMPTIONS UNDERLYING ANY OF THE FOREGOING.

         IN SOME CASES, FORWARD-LOOKING STATEMENTS CAN BE IDENTIFIED BY THE USE OF TERMINOLOGY SUCH AS "MAY," "WILL," "EXPECTS," "BELIEVES", "PLANS," "ANTICIPATES," "ESTIMATES," "POTENTIAL," OR "CONTINUE," AND VARIATIONS ON SUCH WORDS AND SIMILAR EXPRESSIONS.

         ALTHOUGH THE COMPANY BELIEVES THAT THE EXPECTATIONS REFLECTED IN ITS FORWARD-LOOKING STATEMENTS ARE REASONABLE, WE CAN GIVE NO ASSURANCE THAT THESE EXPECTATIONS OR ANY FORWARD-LOOKING STATEMENTS WILL PROVE TO BE CORRECT. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THE RESULTS WE PROJECTED OR ASSUMED IN OUR FORWARD-LOOKING STATEMENTS. THE COMPANY'S FUTURE FINANCIAL CONDITION AND RESULTS OF OPERATIONS, AS WELL AS ANY FORWARD-LOOKING STATEMENTS, ARE SUBJECT TO INHERENT RISKS AND UNCERTAINTIES, SOME OF WHICH ARE SUMMARIZED IN THE SECTION TITLED "RISK FACTORS" BEGINNING ON PAGE 8.


                                   THE COMPANY

         We are in the business of the mail order marketing of sports equipment. We sell our products primarily to institutional customers located throughout the United States. Our principal customers include country clubs, schools, YMCAs, YWCAs and similar recreational organizations, municipal recreation departments, and other governmental agencies. We offer a broad line of sporting equipment, including inflatable balls, nets for various sports, standards and goals for sports, weight lifting equipment, and other recreational products, and we also provide after-sale customer service through toll-free numbers.

         We believe that prompt delivery of a broad range of products at competitive prices, coupled with prompt, accessible customer service, distinguishes Collegiate Pacific from its competitors. We currently market about 2,500 sports and recreational related equipment and products to over 200,000 potential institutional, retail, mass merchant, and team dealer customers. Since commencing operations, we have sold products to approximately 20,000 customers.

         Our master mailing list currently includes over 200,000 potential customers, and we intend to distribute approximately 700,000 catalogs and fliers to this audience during Fiscal Year 2000. Michael Blumenfeld, the Chief Executive Officer of the Company with 25 years of experience in the industry, supervised the development of this mailing list, and it is carefully maintained, screened, and cross-checked. We subdivided this mailing list into various combinations designed to place catalogs in the hands of the individuals making the purchase decisions. The master mailing list is also subdivided by relevant product types, seasons, and customer profiles. We also use other forms of solicitations such as trade shows, telemarketing, broadcast fax programs, and the Internet.

         Collegiate Pacific Inc. was incorporated in Pennsylvania in 1987, and reincorporated in Delaware in 1999. The Company's executive offices are located at 13950 Senlac, Suite 200, Farmers Branch, Texas 75234, and its telephone number at that location is (972) 243-8100.


                               RECENT DEVELOPMENTS


         On October 25, 1999, we acquired certain assets of Mark One Inc., a distributor of camping and sporting good related equipment for the recreation, military, and municipal markets.

         On January 14, 2000, our shareholders approved an amendment to the Company's Articles of Incorporation authorizing a one-for-five reverse stock split, which became effective on January 19, 2000.



         On February 7, 2000, we entered into licensing and distribution agreements with the Edwards Sports Company, a manufacturer of tennis nets and tennis court equipment.



         On February 29, 2000, we issued $2,235,000 of Subordinated Convertible Promissory Notes to certain officers and directors of the Company and certain third parties. Approximately $995,000 of such Notes were issued in exchange for an equal amount of subordinated notes held by Michael J. Blumenfeld. The remaining Notes were sold for approximately $1.4 million in cash. We are using the cash proceeds to repay our outstanding commercial bank debt, to expand working capital, and to finance stock repurchases. On April 19, 2000, the Note holders converted the Notes into 677,267 shares of Common Stock, based on a conversion price of $3.30 per share.



         On June 8, 2000, the General Services Administration awarded a long-term contract to us for the supply of sports and recreational products to federal and military locations throughout the world.


                              SELLING SHAREHOLDERS


         The following table sets froth the names of each of the Selling Shareholders, the number of shares of Common Stock beneficially owned by each Selling Shareholder as of April 19, 2000, the number of shares that each may offer, and the number of shares of Common Stock beneficially owned by each Selling Shareholder upon completion of the offering, assuming all of the shares offered are sold. The number of shares sold by each Selling Shareholder may depend upon a number of factors, including, among other things, the market price of the Common Stock.



                                            Beneficial Ownership                    Beneficial Ownership
                                            Prior to Offering(1)                       After Offering
                                  ------------------------------------------     --------------------------
                                  Number of       Percent of    Shares to be     Number of       Percent of
Name of Beneficial Owner          Shares(2)        Class(3)         Sold         Shares(2)         Class
------------------------          ---------        ---------        ----         ---------         -----

Michael J. Blumenfeld,           4,416,134(4)       67.3%         3,057,612(5)    4,416,134         67.3%
   Chief Executive Officer
   of the Company

Richard M. Hershorin TTEE           55,000(6)        1.3%            27,500          27,500          0.6%
   FBO R. Hershorin Rev. Trust
   U/A/D 04/21/89

Cary W. Bawcum                      40,000(7)        0.9%            20,000          20,000          0.5%

Stanley Graber (8)                  40,000(9)        0.9%            20,000          20,000          0.5%

Frank A. Jones                      40,000(10)       0.9%            20,000          20,000          0.5%

Joel W. Brown                       40,000(11)       0.9%            20,000          20,000          0.5%


------------------

(1) Unless otherwise indicated, each person has sole investment and voting power with respect to the shares indicated.


(2) As required by SEC regulations, the number of shares shown as beneficially owned includes shares that could be purchased within 60 days after the date of this Prospectus. The table shows the estimated total of the shares that would be issued on the exercise of all Warrants to acquire shares of Common Stock described in this Prospectus. The actual number of shares of Common Stock issuable upon the exercise of the Warrants is subject to adjustment and could be materially less than the number estimated in this table. This variation is due to factors that cannot be predicted by us at this time. The most significant of these factors is the future market price of our Common Stock.

(3) The percentage of each Selling Shareholder is based on the beneficial ownership of that Selling Shareholder divided by the sum of the current outstanding shares of Common Stock plus the additional shares, if any, that would be issued to that Selling Shareholder (but not any other shareholder) when exercising any Warrant or other right in the future.

(4) Consists of 1,748,522 shares of Common Stock, 454,545 shares issued upon conversion of a Note on April 19, 2000, 10,000 shares issuable upon exercise of an option expiring February 24, 2009, 1,748,522 shares issuable upon exercise of a Warrant expiring May 26, 2005, and 454,545 shares issuable upon exercise of a Warrant expiring May 26, 2005 issued as a special dividend of warrants on shares of Common Stock issued upon conversion of a Note on April 19, 2000.

(5) Consists of 400,000 shares being registered by Mr. Blumenfeld with the intention that the sale or placement of these shares will be for the benefit of the Company. The shares and/or the majority of net proceeds of a sale could be used in acquisitions, debt repayments, working capital advances or other such circumstances that may accrue to the benefit of the Company. shares of Common Stock. Also includes 454,545 shares issued upon conversion of a Note on April 19, 2000, 1,748,522 shares issuable upon exercise of a Warrant expiring May 26, 2005, and 454,545 shares issuable upon exercise of a Warrant expiring May 26, 2005 issued as a special dividend of warrants on shares of Common Stock issued upon conversion of a Note on April 19, 2000.


(6) Consists of 27,500 shares of Common Stock, and 27,500 shares issuable upon exercise of a Warrant expiring May 26, 2005.

(7) Consists of 20,000 shares of Common Stock, and 20,000 shares issuable upon exercise of a Warrant expiring May 26, 2005.

(8)      Mr. Graber is the brother-in-law of Michael J. Blumenfeld.

(9) Consists of 20,000 shares of Common Stock, and 20,000 shares issuable upon exercise of a Warrant expiring May 26, 2005.

(10) Consists of 20,000 shares of Common Stock, and 20,000 shares issuable upon exercise of a Warrant expiring May 26, 2005.

(11) Consists of 20,000 shares of Common Stock, and 20,000 shares issuable upon exercise of a Warrant expiring May 26, 2005.


                              PLAN OF DISTRIBUTION

         The Warrants offered in this Prospectus will be issued to each of the Company's stockholder's on a pro rata basis as a special dividend.


         The sale of the Shares offered in this Prospectus may be made from time to time directly by the Selling Shareholders, by the Note holders who converted their Notes into shares of Common Stock, by the stockholders who exercised their Warrants, or by one or more broker-dealers or agents.


         Shareholders selling their Shares or Warrants will act independently of the Company in making decisions with respect to the timing, manner and size of each sale. The Shares and the Warrants may be sold in one or more transactions on the Bulletin Board, in negotiated transactions, or through a combination of such methods of distribution, at prices related to prevailing market prices or at negotiated prices.

         In the event one or more broker-dealers or agents agree to sell the Shares or the Warrants, they may do so by purchasing the Shares or Warrants as principals or by selling the Shares or the Warrants as agent for the shareholders selling their shares. These broker-dealers may be compensated in the form of discounts, concessions, or commissions from these shareholders or the purchasers of the Shares or the Warrants. A particular broker-dealer's compensation may be in excess of customary compensation.

         Under applicable Exchange Act rules and regulations, any person engaged in a distribution of the Shares or the Warrants may not simultaneously engage in market-making activities with respect to the Company's Common Stock or Warrants for the applicable period under Regulation M of the Exchange Act prior to the commencement of such distribution. In addition, shareholders selling their shares are subject to applicable provisions, rules and regulations of the Exchange Act, including Regulation M, which may limit the timing of purchases and sales of the Shares and the Warrants by these shareholders. All of the foregoing may affect the marketability of the Shares and the Warrants.

         To comply with applicable states' securities laws, the Shares and the Warrants will be sold in such jurisdictions only through registered or licensed brokers or dealers. Additionally, the Shares and the Warrants may not be sold in certain states unless the Shares and the Warrants has been registered or qualified for sale in these states, or an exemption from registration or qualification is available and is complied with.


         The 400,000 shares being registered by Mr. Blumenfeld are being done so with the intention that the sale or placement of these shares may be for the benefit of the Company. The shares and/or the majority of net proceeds of a sale could be used in acquisitions, debt repayment, working capital advances or other such circumstances that may accrue to the benefit of the Company.


                                 USE OF PROCEEDS

         The Company will not receive any consideration for the issuance of the Warrant, or any proceeds from the sale of Warrants by the Warrant holders.

         The Company will receive proceeds only if the Warrants are duly exercised and paid by the Warrant holders. There can be no assurance that the Warrant holders will exercise all or any portion of the Warrants. If all the Warrants are exercised, the Company will receive $42,877,480. The Company currently plans to use any proceeds received upon exercise of the Warrants as working capital for general corporate purposes. These general corporate purposes may include working capital, acquisitions, and debt repayment.


         The Company did not receive any proceeds from the conversion of the Notes into shares of Common Stock. However, the conversion of the Notes constituted a reduction of the Company's outstanding debt by $2,235,000. The Note holders converted the Notes into shares of Common Stock at a conversion price equal to $3.30 per share.



         The 400,000 shares that have been registered by Mr. Blumenfeld are being done so with the intention that the sale or placement of these shares may be for the benefit of the Company. The shares and/or the majority of net proceeds of a sale could be used in working capital, acquisitions, debt repayment, or other circumstances that may accrue to the benefit of the Company.


         The Company will not receive any of the proceeds from the sale of the shares of Common Stock by the Selling Stockholders.


                        DESCRIPTION OF DIVIDEND WARRANTS


         The Company issued the Warrants pursuant to a Warrant Agreement between the Company and Continental Stock Transfer and Trust Company, Inc. (the "Warrant Agent"). Each record holder of Common Stock as of May 26, 2000 received a special dividend from the Company of one Warrant for each share of Common Stock owned by the record holder.


         Each Warrant entitles the registered holder to purchase from the Company, for cash, one share of Common Stock at $10.00 per share. The number of shares purchasable upon exercise of each Warrant and price per share may be adjusted under certain conditions.

         Holders may exercise the Warrants at any time on or before May 26, 2005, unless extended by the Company. The Warrants are callable and cancelable at a cancellation price of $.10 per share of Common Stock purchasable upon exercise of the Warrants (the "Cancellation Price"). If the Company calls the Warrants for cancellation, holders may exercise the Warrants at any time prior to the close of business on the business day preceding the date fixed for cancellation.

                     DESCRIPTION OF ON-LINE SPORTS WARRANTS

         The Company issued a total of 40,000 Common Stock Purchase Warrants to Mike Farkus and Christopher Haupt in connection with a License Agreement by and between the Company and On-Line Sports, Inc., dated April 24, 1999.

         The Warrants entitled Messrs. Farkus and Haupt to purchase from the Company, for cash, one share of Common Stock at $12.50 per share. The exercise price and number of shares purchasable upon exercise of each Warrant and price per share may be adjusted under certain circumstances.

         Messrs. Farkus and Haupt may exercise the Warrants at any time on or before April 24, 2004. The Company does not have the right to call the Warrants for cancellation.

                              DESCRIPTION OF NOTES

         The Notes were sold to certain officers and directors of the Company and certain other third parties not affiliated with the Company (the "Note Holders") pursuant to a Purchase Agreement between the Company and the Note Holders (the "Purchase Agreement"), dated as of February 29, 2000. The Company and the Note Holders also executed a Subordination Agreement with Chase Bank of Texas, National Association (the "Subordination Agreement"), subordinating the indebtedness represented by the Notes to the prior payment in full of all Senior Indebtedness.


         The Notes were general obligations of ours limited to $2,235,000 in aggregate principal amount, and bore an interest rate equal to the Prime Rate plus 2 1/2 percentage points. The Notes were convertible at $3.30 per share.


                                  RISK FACTORS

         YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS AND CAUTIONARY WARNINGS BEFORE INVESTING IN THE COMMON STOCK OFFERED IN THIS PROSPECTUS. THE FOLLOWING RISKS AND UNCERTAINTIES ARE NOT THE ONLY ONES FACING THE COMPANY. THERE ARE ADDITIONAL RISKS AND UNCERTAINTIES THAT WE ARE EITHER UNAWARE OF OR THAT WE CURRENTLY THINK ARE IMMATERIAL; HOWEVER, THESE RISKS AND UNCERTAINTIES MAY ALSO IMPAIR THE COMPANY'S BUSINESS OPERATIONS.

         IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION, OR RESULTS OF OPERATIONS COULD BE MATERIALLY AND ADVERSELY AFFECTED. IN SUCH CASE, THE TRADING PRICE OF THE COMMON STOCK COULD DECLINE, AND INVESTORS COULD LOSE ALL OR PART OF ANY INVESTMENT IN THE COMMON STOCK.

         YOU SHOULD ALSO REFER TO THE OTHER INFORMATION SET FORTH IN THIS PROSPECTUS, INCLUDING THE COMPANY'S FINANCIAL STATEMENTS AND THE RELATED NOTES.


LIMITED OPERATING HISTORY:

         We have a limited operating history upon which to base an evaluation of the Company and its prospects.

         Collegiate Pacific only recently entered into the catalog and mail-order distribution of sporting goods, and it incurred losses of approximately $31,000 and $680,000 for the years ended June 30, 1999 and 1998, respectively, which includes operating losses, the merger, and developmental expenses, and losses of approximately $423,000 and $212,000 for the six months ended December 31, 1999 and 1998 respectively.

         Our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by start-up companies in the marketing industry. To address these risks, we must, among other things:

         o Effectively develop new relationships and maintain existing relationships with our suppliers, advertisers and customers;

         o Provide products at competitive prices; o Respond to competitive developments; and

         o        Attract, retain, and motivate qualified personnel.

         We cannot assure you that we will succeed in addressing such risks. Our failure to do so could have a material adverse effect on the Company's business, financial condition, or results of operations.

         In addition, our limited operating history makes it difficult or impossible to predict future operating results. We cannot give you any assurance that our revenues will increase or even continue at their current level, or that we will attain profitability or generate cash from operations in the future.


COMPETITION

         The sports goods and related equipment market in which we participate is highly competitive and it is without a significant barrier to entry.

         We compete principally in the institutional market with local sporting goods dealers and other direct mail companies. Collegiate Pacific is a recent entrant in this market and we had sales of about $6.8 million for the year ended June 30, 1999.

         Most of our direct mail competitors have:

         o        Substantially greater financial resources;

         o        A larger customer base; and

         o        Greater name recognition within the industry.

         In addition, our competitors may have larger technical, sales, and marketing resources.

         We compete on a number of factors, including price, relationships with customers, name recognition, product availability, and quality of service. We cannot give you any assurance that we will compete successfully against our competitors in the future. If we fail to compete successfully, our business, financial condition, and results of operations will be materially and adversely affected.


RAW MATERIALS

         The general economic conditions in the U.S. or international countries with which we do business could affect pricing of raw materials such as metals and other commodities used by suppliers of our finished goods. We cannot assure you that any price increase incurred by the Company for its products can be passed to its customers without adversely affecting the Company's operating results.


ACCOUNTS RECEIVABLE

         We monitor the credit worthiness of our customer base on an ongoing basis, and we have not experienced an abnormal increase in losses in our accounts receivable portfolio. We believe that allowances for losses adequately reflect the risk of loss. However, a change in the economic condition or in the make-up of our customer base could have an adverse affect on losses associated with the credit terms the we give to our customers.


POTENTIAL FLUCTUATIONS IN QUARTERLY OPERATING RESULTS; SEASONALITY

         Our quarterly operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of our control.

         We anticipate that our revenues will peak in the third and fourth quarters of each fiscal year due primarily to the budgeting procedures of many of our customers and the seasonal demand for the products. The first and second quarters generally experience lower revenues and higher expenses as a percentage of sales due to lessening customer demand because of decreased sports activities, adverse weather conditions inhibiting customer demand, holiday seasons, and school recesses. Therefore, we do not believe that quarter-to-quarter comparisons of operating results for preceding quarters are necessarily meaningful. You should not rely on the results of one quarter as an indication of our future performance.


MANAGING POTENTIAL GROWTH

         We experienced a period of significant growth, and our continued expansion may significantly strain our management, financial, and other resources. We believe that improvements in management and operational controls, and operational, financial and management information systems could be needed to manage future growth.

         We cannot assure you that:

         o These resources will be available or in a cost-effective form to the Company which will allow it to sustain growth at the same levels;

         o Our current personnel, systems, procedures, and controls will be adequate to support our future operations;

         o We will identify, hire, train, motivate, or manage required personnel; or

         o That we will successfully identify and exploit existing and potential market opportunities.

         Our failure to have these resources in sufficient form or quantity during a period of significant growth could have an adverse affect on our operating results.


FUTURE CAPITAL REQUIREMENTS

         Our cash flow from existing operations may not support an expansion of operations or future acquisitions.


         We incurred losses of approximately $31 thousand and $680 thousand for the years ended June 30, 1999, and 1998, respectively. We funded our operations primarily from the sale of stock to Michael Blumenfeld and others in February and March of 1998 and with working capital loans from Mr. Blumenfeld. In addition, on September 14, 1999 we obtained a $2 million revolving line of credit from Chase Bank of Texas, N.A. Notes. On February 29, 2000 we received approximately $1.4 million in cash from the sale of the Notes. We may need to seek additional third-party financing to raise additional capital needed to support any future growth.


         We cannot give you any assurance that such additional funding will be available on acceptable terms, if at all. If we cannot obtain adequate funds from third parties we may have to forego strategic decisions or delay, scale back, or eliminate certain aspects of our operations. This could have a material adverse effect on our business, financial condition, and results of operations.

DEPENDENCE ON KEY PERSONNEL

         Our performance is substantially dependent on the skills, experience, and performance of its Chief Executive Officer, Michael J. Blumenfeld, as well as our ability to retain and motivate other officers and key employees, certain of whom would be difficult to replace.

         The Company does not have an employment agreement with Mr. Blumenfeld. The Company does not have "key person" life insurance policies on any of its officers or other employees.

         The loss of services of certain of these executives and personnel could have a material adverse effect on the Company. We cannot assure you that the services of our personnel will continue to be available to us. In addition, we believe that our success in attracting and retaining additional qualified employees, and our failure to recruit such skilled personnel as needed, could have a material adverse effect on the Company.


RISKS RELATED TO INTERNATIONAL SUPPLIERS

         A significant amount of our revenues depends upon products purchased from foreign suppliers, located primarily in the Far East. In addition, we believe that many of the products we purchase from our domestic suppliers are manufactured overseas.

         Accordingly, we are subject to the risks of this international component, including:

         o        Shipment delays;

         o        Fluctuation in exchange rates;

         o        Increases in import duties;

         o        Changes in customs regulations;

         o        Adverse economic conditions in foreign countries; and

         o        Political turmoil.

         The occurrence of any one or more of the foregoing could materially and adversely affect our business, financial condition, and result of operations.


RELIANCE ON THIRD PARTY CARRIERS

         Our operations depend upon third party carriers to deliver our catalogs and products to our customers.

         We ship our products using common carriers, primarily UPS. The operations of such carriers are outside the Company's control. Accordingly, our business reputation and operations are subject to many risks, including:

         o        Shipment delays caused by such carriers;

         o        Labor strikes by the employees of such carriers;

         o        Increases in delivery cost, postage rate increases; and

         o        Other adverse economic conditions.

         The occurrence of any one or more of the foregoing could adversely affect our business, financial condition, and results of operations due to an inability to make timely shipment to our customers or by utilizing other more costly carriers or means of shipping.


CONTROL BY MAJOR STOCKHOLDER


         Michael J. Blumenfeld, Chairman and Chief Executive Officer of Collegiate Pacific, currently owns 2,203,067 shares (including 454,545 shares issued upon conversion of a Note on April 19, 2000) or 50.7% of Common Stock, and holds options and a Warrant convertible into 2,213,067 shares of the Company's outstanding voting Common Stock. As a result, Mr. Blumenfeld has the power to initiate or block corporate actions such as an amendment to the Company's Articles of Incorporation, the consummation of any merger, or the sale of all or substantially all of the assets of the Company. In addition, Mr. Blumenfeld may control the election of directors and any other action requiring stockholder approval.


VOLATILITY OF STOCK PRICE

         Historically, the stock market has been highly volatile.

         The price of the Common Stock is determined in the marketplace and may be influenced by many factors, including:

         o        The depth and liquidity of the market for the Common Stock;

         o Investor perception of the Company and the industry within which it competes;

         o        Quarterly variations in operating results; and

         o        General economic and market conditions.

         Historically, the weekly trading volume of the Common Stock has been relatively small. Any material increase in public float could have a significant impact on the price of the Common Stock. In addition, the stock market has occasionally experienced extreme price and volume fluctuations that often affected market prices for smaller companies. These extreme price and volume fluctuations often are unrelated or disproportionate to the operating performance of the affected companies, and the price of the Common Stock could be affected by such fluctuations.

OUTSTANDING STOCK OPTIONS

         Outstanding options may have an effect on the price of our securities.

         There are 5,000 options, each to purchase one share of our Common Stock, issued by DSSI Corporation under the Drug Screening Systems, Inc. Stock Option Plan of 1994 that are still outstanding. In addition, we have granted 41,500 options, each to purchase one share of our Common Stock, to key employees, officers, and directors under our 1998 Collegiate Pacific Inc. Stock Option Plan. These outstanding options could have a significant adverse effect on the trading price of our common stock, especially if a significant volume of the options were exercised and the stock issued were immediately sold into the public market.




THE EXERCISE OF OUTSTANDING WARRANTS AND OPTIONS COULD HAVE A DILUTIVE EFFECT


         As of April 6, 2000, there were outstanding options and warrants to purchase approximately 85,500 shares of Common Stock. Upon distribution of the Warrants, there will be 4,323,248 outstanding options and warrants held by shareholders and certain third parties to purchase shares of Common Stock. The options and warrants have exercise prices ranging from $1.25 per share to $12.50 per share. The exercise of warrants or options and the sale of the underlying shares of common stock (or even the potential of such exercise or sale) could have a negative effect on the market price of our common stock, and will have a dilutive impact on other shareholders.


         If we attempt to raise additional capital through the issuance of equity or convertible debt securities, the terms upon which we will be able to obtain additional equity capital, if at all, may be negatively affected since the holders of outstanding warrants and options can be expected to exercise them, to the extent they are able, at a time when we would, in all likelihood, be able to obtain any needed capital on terms more favorable than those provided in such warrants or options.


DEPENDENCE OF WARRANT HOLDERS ON MAINTENANCE OF CURRENT REGISTRATION STATEMENT; POSSIBLE LOSS OF VALUE OF WARRANTS.

         Before exercising the Warrants, a current registration statement (or an exemption therefrom) must be in effect with the Commission and with the various state securities authorities in the states where Warrant holders reside. We intend to keep effective a registration statement covering the Warrants and the underlying Shares while the Warrants are exercisable. However, we expect to incur substantial continuing expenses for legal and accounting fees in doing so. There can be no assurance that we will be able to maintain a current registration statement while the Warrants are exercisable. Our inability to maintain an effective registration statement and qualification in appropriate states (or exemptions therefrom) covering the underlying shares would render the Warrants unexercisable and may deprive them of all or a portion of their value.


POTENTIAL ADVERSE EFFECT OF REDEMPTION OF WARRANTS.

         We may redeem each Warrant at $.10 per Warrant after the occurrence of certain preconditions. Redemption of the Warrants could force the Warrant holders to exercise the Warrants at a time when it may be disadvantageous for the holders to do so or to sell the Warrants at their then current market price when the holders might otherwise wish to hold the Warrants for possible appreciation. Any holders who do not exercise warrants prior to their expiration or redemption, as the case may be, will forfeit the right to purchase the shares of Common Stock underlying the Warrants. See "Description of Securities - Common Stock Purchase Warrants".


                                   THE COMPANY

BUSINESS

         The Company was originally incorporated in Pennsylvania in 1987. From August 1989 to June 16, 1997, the Company developed and marketed drug testing products under the name of Drug Screening Systems, Inc. On June 16, 1997, the Company sold substantially all of its assets, changed its name to DSSI Corporation, and thereafter had no formal operations.

         On February 17, 1998, the Company's stockholders authorized the Company to enter into the business of distributing sports equipment. This change in our business was accomplished through the following steps:

         o The Company sold 2,000,000 shares of Common Stock, a controlling interest in the Company. The price of the shares was $1.00 per share, which was the average of the bid and ask price of the Common Stock on August 18, 1997, the date of the Stock Purchase Agreement, or a total price of $2 million. Michael J. Blumenfeld purchased 1,960,000 shares, and Adam Blumenfeld purchased 40,000 shares.

         o Michael J. Blumenfeld sold all of the assets, including the corporate name, of Collegiate Pacific Inc. f/k/a Nitro Sports Inc., a Texas corporation, to the Company, at cost. Mr. Blumenfeld formed that company in 1997 to engage in the catalog and mail order distribution of sports equipment.

         o The Company changed its name to Collegiate Pacific Inc. at that time.

         We then entered into exclusive distribution agreements with the following companies:

         o Equipmart, Inc., a manufacturer of rollers and component parts for the tennis industry, on February 24, 1998

         o FunNets, Inc., a manufacturer of plastic frames and nets used as soccer goals and other related purposes, on March 7, 1998

         o Pro Gym Equipment, Inc., a manufacturer of weight lifting and exercise equipment and other recreational and sporting goods, on March 21, 1998

         o Edwards Sports Products Limited, a manufacturer of tennis nets and court equipment, on February 7, 2000

         On April 14, 1998, the Company acquired Product Merchandising, Inc., a mail order distribution company that distributes products and equipment for summer camps.

         On May 31, 1998, we merged with Vantage Products International, Inc., a distributor of baseball netting and other related baseball products.

         On December 11, 1998, the Company's stockholders approved the reincorporation of the Company from the Commonwealth of Pennsylvania to the State of Delaware, pursuant to a merger agreement with a newly formed Delaware corporation. The merger and reincorporation as a Delaware corporation was effective on July 21, 1999.


         On September 14, 1999, we obtained a $2 million revolving line of credit from Chase Bank of Texas, N.A. We may need to seek additional third-party financing to raise additional capital needed to support any future growth.



         On October 25, 1999, we acquired certain assets of Mark One Inc., a distributor of camping and sporting good related equipment as well as numerous items for the recreation, military and municipal markets.



         On January 14, 2000, our shareholders approved an amendment to the Company's Articles of Incorporation authorizing a one-for-five reverse stock split, which became effective on January 19, 2000.



         On February 7, 2000, we obtained licensing and distribution agreements with the Edwards Sports Company, a manufacturer of tennis nets and court equipment.



         On February 29, 2000, we issued $2,235,000 of Subordinated Convertible Promissory Notes to certain officers and directors of the Company and certain third parties. Approximately $995,000 of such Notes were issued in exchange for an equal amount of subordinated notes held by Michael J. Blumenfeld. The remaining Notes were sold for approximately $1.4 million in cash. We are using the cash proceeds to repay our outstanding commercial bank debt, to expand working capital, and to finance stock repurchases.



         On April 19, 2000, all of the Note Holders converted their Notes into 677,267 shares of Common Stock.



         On June 8, 2000, the General Services Administration awarded a long-term contract to us for the supply of sports and recreational products to federal and military locations throughout the world.



         We are in the business of the mail order marketing of sports equipment. We sell our products primarily to institutional customers located throughout the United States. Our principal customers include country clubs, schools, YMCAs, YWCAs and similar recreational organizations, municipal recreation departments, and other governmental agencies. We offer a broad line of sporting equipment, including inflatable balls, nets for various sports, standards and goals for sports, weight lifting equipment, and other recreational products, and we also provide after-sale customer service through toll-free numbers.

         We believe that prompt delivery of a broad range of products at competitive prices, coupled with prompt, accessible customer service, distinguishes Collegiate Pacific from its competitors. We currently market about 2,500 sports and recreational related equipment and products to over 200,000 potential institutional, retail, mass merchant, and team dealer customers. Since commencing operations, we have sold products to approximately 20,000 customers.

         Our master mailing list currently includes over 200,000 potential customers, and we intend to distribute approximately 700,000 catalogs and fliers to this audience during Fiscal Year 2000. Michael Blumenfeld, the Chief Executive Officer of the Company with 25 years of experience in the industry, supervised the development of this mailing list, and it is carefully maintained, screened, and cross-checked. We subdivided this mailing list into various combinations designed to place catalogs in the hands of the individuals making the purchase decisions. The master mailing list is also subdivided by relevant product types, seasons, and customer profiles. We also use other forms of solicitations such as trade shows, telemarketing, broadcast fax programs, and the Internet.

         Our revenues are not dependent upon any one or a few major customers. Our institutional customers typically receive annual appropriations for sports related equipment, which are generally spent in the period preceding the season in which the sport or athletic activity occurs. While institutions are subject to budget constraints, once allocations have been made, aggregate levels of expenditures are typically not reduced.

         We derive a significant portion of our revenues from the sale of products purchased directly from suppliers in the Far East. Accordingly, we are subject to the risks of this international component that may affect the our ability to deliver products in a timely and competitive manner. These risks include:

         o        Shipment delays;

         o        Fluctuation in exchange rates;

         o        Increases in import duties;

         o        Changes in customs regulations;

         o        Adverse economic conditions in foreign countries; and

         o        Political turmoil.

         As a result, we attempt to maintain a three to six week supply of critical inventory items in stock.

         Although the vast majority of products we distribute are purchased in final form, a small percentage of the items require minor fabrication to complete. We have welding machines and an assortment of tools to aid in this fabrication process. The raw materials used in this process are in the form of shipping supplies, nuts and bolts, and other commercially available products. We believe there are multiple suppliers for these products nationwide.


SEASONAL NATURE OF BUSINESS

         We anticipate that our revenues will peak in the third and fourth quarters of each fiscal year due primarily to the budgeting procedures of many of our customers and the seasonal demand for the products. The first and second quarters generally experience lower revenues and higher expenses as a percentage of sales due to lessening customer demand because of decreased sports activities, adverse weather conditions inhibiting customer demand, holiday seasons, and school recesses.


COMPETITION

         We compete principally in the institutional market with local sporting goods dealers and other direct mail companies, which collectively dominate the institutional market. We compete on a number of factors, including price, relationships with customers, name recognition, product availability, and quality of service. We believe that we have an advantage on the institutional market over traditional sporting goods retailers because our selling prices do not include comparable price markups attributable to wholesalers, manufacturers, and distributors. In addition, we believe that we have an advantage over other direct mail marketers of sporting goods because we offer superior products, coupled with prompt and accessible service, at the most competitive prices.


EMPLOYEES

         We currently employ 31 people on a full-time basis. In addition, we may hire temporary employees as seasonal increases in demand occur. None of our employees are represented by a union, and we believe our relations with our employees are good.


PROPERTIES

         We lease our corporate headquarters and a warehouse facility located in Farmers Branch, Texas, with approximately 30,000 square feet. The lease for this facility expires in Fiscal Year 2003. We believe that this facility will be adequate for our business needs for the foreseeable future. We do not own any real property.


LEGAL PROCEEDINGS

         None.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

         The directors and executive officers of the Company are:

                                                                   Positions and Offices Held
                    Name                        Age                      With the Company
----------------------------------------------  ---   ------------------------------------------------------
Michael J. Blumenfeld.........................  54    Chairman of the Board and Chief Executive Officer
Adam Blumenfeld...............................  29    President and Director
Arthur J. Coerver.............................  57    Chief Operating Officer and Director
Harvey Rothenberg.............................  56    Vice President Marketing and Director
William R. Estill.............................  51    Chief Financial Officer, Secretary and Treasurer
Chad H. Edlein................................  29    Vice President Corporate Development
Jeff Davidowitz...............................  44    Director
Robert W. Philip..............................  64    Director
William A. Watkins, Jr........................  57    Director

         Michael J. Blumenfeld has served as Chairman of the Board and Chief Executive Officer of the Company since February 1998, and he served as President of the Company from February 1998 to January 2000. From July 1997 until February 1998, Mr. Blumenfeld served as President and Chief Executive Officer of Collegiate Pacific, Inc., a Texas corporation that sold all of its assets to the Company in February 1998. From 1992 until November 1996, Mr. Blumenfeld served as Chairman of the Board and Chief Executive Officer of Sport Supply Group, Inc., a New York Stock Exchange company engaged in the direct mail marketing of sports related equipment.

         Adam Blumenfeld joined the Company in January 2000 as President and a director. From January 1998 through 1999, Mr. Blumenfeld was Vice President of Sales and Marketing of Sport Supply Group, Inc., a New York Stock Exchange company engaged in the direct mail marketing of sports related equipment. Mr. Blumenfeld's other positions with Sport Supply Group included Vice President of Youth Sales from January 1995 to January 1998, and Director of Youth Sales from August 1993 to December 1994. Mr. Blumenfeld is Michael Blumenfeld's son.

         Arthur J. Coerver joined the Company in February 1998 as Chief Operating Officer and a director. From 1991 through 1997, Mr. Coerver was Vice President, Sales and Marketing, of Sport Supply Group, Inc., a New York Stock Exchange company engaged in the direct mail marketing of sports related equipment.

         Harvey Rothenberg joined the Company in February 1998 as Vice President of Marketing and Secretary, and has served on the Board of Directors since December 1998. In August 1999, Mr. Rothenberg resigned as Secretary. From 1977 to 1998 Mr. Rothenberg served as Vice President of Sales for Sport Supply Group, Inc., a New York Stock Exchange company engaged in the direct mail marketing of sports related equipment.

         William R. Estill joined the Company in July 1999 as Chief Financial Officer and Treasurer, and has been Secretary since August 1999. From December 1997 until February 1999, Mr. Estill served as Vice President of Finance for FWT, Inc., a manufacturer of telecommunication structures. From May 1996 to November 1997, Mr. Estill served as Chief Financial Officer of Bearcom, Inc. From April 1985 to May 1996, Mr. Estill served as Vice President, Chief Financial Officer, Secretary and Treasurer for Sport Supply Group, Inc., a New York Stock Exchange company engaged in the direct mail marketing of sports related equipment. Mr. Estill was also a member of the Board of Directors during his tenure with Sport Supply Group, Inc. Mr. Estill holds a Bachelor of Business Administration degree in Accounting from the University of Texas at Arlington and passed the CPA exam in 1983.

         Chad H. Edlein joined the Company in July 1997. From 1994 to 1997 Mr. Edlein served as Marketing Manager for Sport Supply Group, Inc., a New York Stock Exchange company engaged in the direct mail marketing of sports related equipment.

         Jeff Davidowitz has served as a director of the Company since June 1994. Mr. Davidowitz also serves as President of Penn Footwear, a private investment company, since January 1, 1991. Prior to that, Mr. Davidowitz was Vice President of Penn Footwear.

         Robert W. Philip has served as a director of the Company since February 1998. Mr. Philip served as Executive in Residence and Lecturer in the Department of Accounting of the College of Business Administration at the University of North Texas in Denton, Texas from September 1989 until May 1994. Prior to that time, Mr. Philip served as an audit partner with Arthur Andersen, S.C. for approximately 18 years. Mr. Philip is currently retired from the University of North Texas and Arthur Andersen, S.C.

         William A. Watkins, Jr. has served as a director since February 1998. Mr. Watkins has been a partner of Watkins, Watkins and Keenan, a certified public accounting firm, since December 1971.

EXECUTIVE COMPENSATION

         The following Summary Compensation Table shows compensation for the 1999 and 1998 fiscal years of the Chief Executive Officer, and each executive officer of the Company who earned over $100,000 (a "Named Executive Officer").

                                                                                        Long Term Compensation
                                                   Annual Compensation                          Awards
                                        ------------------------------------------    ----------------------------
                                                                         Other                         Securities     All Other
                                                                         Annual        Restricted        Under-        Compen-
                                                                        Compen-          Stock           lying         sation
  Name and Principal                      Salary          Bonus         sation           Award(s)        Options         ($)
       Position               Year          ($)            ($)            ($)              ($)             (#)
------------------------     -------    -------------    ---------     -----------    -------------    -----------    ----------
Michael J. Blumenfeld
   Chairman, & Chief
   Executive Officer (1)     1999        $ 78,000.00                                    $93,750.00         10,000
                             1998        $ 77,000.00        --             --              --                 --            --

Arthur J. Coerver
   Chief Operating
   Officer &                 1999        $108,000.00                                    $46,875.00          5,000
   Director (2)              1998        $112,500.00        --             --              --                 --            --

(1) Mr. Blumenfeld became Chairman, President, and Chief Executive Officer on February 17, 1998, and ceased to be President on January 14, 2000.

(2)      Mr. Coerver became Chief Operating Officer on February 17, 1998.


DIRECTOR COMPENSATION

         Directors receive $7,500.00 per year for their service on the Board of Directors or any committee of the Board of Directors. Directors are reimbursed for their reasonable out-of-pocket expenses associated with attending Board of Directors and committee meetings.


EMPLOYMENT CONTRACTS AND CHANGE IN CONTROL AGREEMENTS

         None.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


         The following table sets forth certain information known to the Company with respect to beneficial ownership of shares of Common Stock as of April 19, 2000 for:


         o All persons who are beneficial owners of 5% or more of the Company's Common Stock;

         o        Each director and nominee for director;

         o The Company's Chief Executive Officer and the other Named Executive Officer in the Summary Compensation Table above; and

         o        All executive officers and directors as a group.


Executive Officers and Directors(1)      Number of Shares Beneficially Owned(2)      Percent of Class(3)
-----------------------------------      --------------------------------------      -------------------

Michael J. Blumenfeld                              4,416,134(4)                             67.3%
Adam Blumenfeld                                      493,800(5)                             10.7%
Arthur J. Coerver                                     81,780(6)                              1.9%
Harvey Rothenberg                                     16,864(7)                              *
William R. Estill                                         --                                 *
Chadd Edlein                                          29,500(8)                              *
Jeff Davidowitz                                      305,606(9)                              6.8%
Robert W. Philip                                      48,302(10)                             1.1%
William A. Watkins, Jr.                               88,606(11)                             2.0%

Executive Officers and Directors                   5,480,592                                77.2%
as a Group (9 persons)


*Less than 1%

(1) The address for each person listed is 13950 Senlac, Suite 200, Farmers Branch, Texas 75234.


(2) As required by SEC regulations, the number of shares shown as beneficially owned includes shares that could be purchased within 60 days after the date of this Prospectus. The table shows the estimated total of the shares that would be issued on the exercise of all Warrants to acquire shares of Common Stock described in this Prospectus. The actual number of shares of Common Stock issuable upon the exercise of the Warrants is subject to adjustment and could be materially less than the number estimated in this table. This variation is due to factors that cannot be predicted by us at this time. The most significant of these factors is the future market price of our Common Stock.

(3) The percentage of each shareholder is based on the beneficial ownership of that shareholder divided by the sum of the current outstanding shares of Common Stock plus the additional shares, if any, that would be issued to that shareholder (but not any other shareholder) when exercising any Warrant or other right in the future.

(4) Consists of 1,748,522 shares of Common Stock, 454,545 shares issued upon conversion of a Note on April 19, 2000, 10,000 shares issuable upon exercise of an option expiring February 24, 2009, 1,748,522 shares issuable upon exercise of a Warrant expiring May 26, 2005, and 454,545 shares issuable upon exercise of a Warrant expiring May 26, 2005 issued as a special dividend of warrants on shares of Common Stock issued upon conversion of a Note on April 19, 2000.


(5) Consists of 246,900 shares of Common Stock, and 246,900 shares issuable upon exercise of a Warrant expiring May 26, 2005.


(6) Consists of 23,240 shares of Common Stock, 6,060 shares held in trust for the benefit of Mr. Coerver issued upon conversion of a Note on April 19, 2000, 1,212 shares held in trust for the benefit of Mr. Coerver's spouse issued upon conversion of a Note on April 19, 2000, 7,878 shares issued upon conversion of a Note on April 19, 2000, 5,000 shares issuable upon exercise of an option expiring February 24, 2009, 23,240 shares issuable upon exercise of a Warrant expiring May 26, 2005, 6,060 shares held in trust for the benefit of Mr. Coerver issuable upon exercise of a Warrant expiring May 26, 2005 issued as a special dividend of warrants on shares of Common Stock issued upon conversion of a Note on April 19, 2000, 1,212 shares held in trust for the benefit of Mr. Coerver's spouse issuable upon exercise of a Warrant expiring May 26, 2005 issued as a special dividend of warrants on shares of Common Stock issued upon conversion of a Note on April 19, 2000, and 7,878 shares issuable upon exercise of a Warrant expiring May 26, 2005 issued as a special dividend of warrants on shares of Common Stock issued upon conversion of a Note on April 19, 2000.

(7) Consists of 200 shares of Common Stock, 1,687 shares of Common Stock held in trust for the benefit of Mr. Rothenberg's child, 3,030 shares held in trust for the benefit of Mr. Rothenberg issued upon conversion of a Note on April 19, 2000, 1,515 shares issued upon conversion of a Note on April 19, 2000, 3,000 shares issuable upon exercise of an option expiring February 24, 2009, 1,000 in shares issuable upon exercise of an option expiring February 24, 2009 held by the spouse of Mr. Rothenberg, 1,887 shares issuable upon exercise of a Warrant expiring May 26, 2005, 3,030 shares held in trust for the benefit of Mr. Rothenberg issuable upon exercise of a Warrant expiring May 26, 2005 issued as a special dividend of warrants on shares of Common
         Stock issued upon conversion of a Note on April 19, 2000, and 1,515 shares issuable upon exercise of a Warrant expiring May 26, 2005 issued as a special dividend of warrants on shares of Common Stock issued upon conversion of a Note on April 19, 2000.


(8) Consists of 14,000 shares of Common Stock, 1,500 shares issuable upon exercise of an option expiring February 24, 2009, and 14,000 shares issuable upon exercise of a Warrant expiring May 26, 2005.


(9) Consists of 122,000 shares of Common Stock, 30,303 shares issued upon conversion of a Note on April 19, 2000, 1,000 shares issuable upon exercise of an option expiring February 24, 2009, 122,000 shares issuable upon exercise of a Warrant expiring May 26, 2005, and 30,303 shares issuable upon exercise of a Warrant expiring May 26, 2005 issued as a special dividend of warrants on shares of Common Stock issued upon conversion of a Note on April 19, 2000.

(10) Consists of 8,500 shares of Common Stock, 15,151 shares issued upon conversion of a Note on April 19, 2000, 1,000 shares issuable upon exercise of an option expiring February 24, 2009, 8,500 shares issuable upon exercise of a Warrant expiring May 26, 2005, and 15,151 shares issuable upon exercise of a Warrant expiring May 26, 2005 issued as a special dividend of warrants on shares of Common Stock issued upon conversion of a Note on April 19, 2000.

(11) Consists of 13,500 shares of Common Stock, 30,303 shares held in trust for the benefit of Mr. Watkins issued upon conversion of a Note on April 19, 2000, 1,000 shares issuable upon exercise of an option expiring February 24, 2009, 13,500 shares issuable upon exercise of a Warrant expiring May 26, 2005, and 30,303 shares held in trust for the benefit of Mr. Watkins issuable upon exercise of a Warrant expiring May 26, 2005 issued as a special dividend of warrants on shares of Common Stock issued upon conversion of a Note on April 19, 2000.



CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         On February 17, 1998, the Company sold 1,960,000 shares of Common Stock to Michael J. Blumenfeld and 40,000 shares to Adam Blumenfeld for $1.00 per share, or an aggregate purchase price of $2,000,000, in cash, pursuant to the Stock Purchase Agreement dated August 18, 1997 by and between the Company and Michael and Adam Blumenfeld. Adam Blumenfeld is the son of Mr. Blumenfeld. Mr. Blumenfeld was not an officer or director of the Company at the time of the execution of the Stock Purchase Agreement. The consideration paid by Mr. Blumenfeld for the Common Stock was based on the average of the high and low bid price of the Common Stock as reported by the NASD on August 18, 1997, the date of the Stock Purchase Agreement.

         Also on February 17, 1998, in connection with the Stock Purchase Agreement, the Company sold:

         o        20,000 shares of Common Stock to Arthur J. Coerver;

         o        13,500 shares of Common Stock to Robert W. Philip; and

         o        13,500 shares of Common Stock to William A. Watkins, Jr.

         These shares were sold at $1.00 per share, and Messrs. Coerver, Philip and Watkins became directors of the Company upon consummation of the Stock Purchase Agreement.

         Since April 14, 1997, Michael J. Blumenfeld has made loans, net of repayments, to the Company in an aggregate amount approximating $755,000. These loans were payable on demand and bore interest at the rate of 12% per annum. The aggregate amount outstanding for such loans (including accrued interest) at June 30, 1999 and June 30, 1998 was $980,720 and $899,836, respectively. On February 1, 2000, the aggregate outstanding amount under the note payable was $994,307, and pursuant to the Purchase Agreement, Mr. Blumenfeld exchanged his outstanding loans for an equal amount of Notes.

             MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS


MARKET

         The following table sets forth, for the periods indicated, the quarterly range of the high and low bid prices of the Common Stock as reported by the NASD on the Bulletin Board, and adjusted to reflect the Company's one-for-five reverse stock split:


Fiscal 2000 Quarter Ended                     Low                      High
-------------------------                     ---                      ----

March 31, 2000                            $  3.00                  $  15.00
December 31, 1999                            4.53                     11.88
September 30, 1999                           9.22                     14.22

Fiscal 1999 Quarter Ended                     Low                      High
-------------------------                     ---                      ----

June 30, 1999                                8.75                     17.19
March 31, 1999                               7.50                     14.06
December 31, 1998                            7.50                     12.50
September 30, 1998                           7.19                     13.59

Fiscal 1998 Quarter Ended                     Low                      High
-------------------------                     ---                      ----

June 30, 1998                               10.31                     13.44
March 31, 1998                               5.70                     14.06
December 31, 1997                            4.69                      8.75
September 30, 1997                           0.86                      9.06



The foregoing quotations reflect inter-dealer prices, without mark-up, mark-down or commissions, and may not reflect actual transactions.

         On January 14, 2000 our shareholders approved an amendment to the Company's Articles of Incorporation authorizing a one-for-five reverse stock split, which became effective on January 19, 2000.


HOLDERS


         As of April 4, 2000, there were 368 holders of record of Common Stock, and there were 3,679,340 shares of Common Stock issued and outstanding.



DIVIDENDS

         The Company did not declare or pay any cash or stock dividends on the Common Stock during the fiscal year ended June 30, 1999. The Company currently does not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of the Company's Board of Directors and will be dependent upon then existing conditions, including the Company's financial condition, results of operations, contractual restrictions, capital requirements, business prospects, and such other factors as the Board deems relevant.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

         The Company was originally incorporated in Pennsylvania in 1987. From August 1989 to June 16, 1997, the Company developed and marketed drug testing products under the name of Drug Screening Systems, Inc. On June 16, 1997, the Company sold substantially all of its assets, changed its name to DSSI Corporation and thereafter had no formal operations.

         Michael J. Blumenfeld formed Collegiate Pacific Inc. as a Texas corporation on April 10, 1997. That company was originally named Nitro Sports Inc. and it began business during the latter part of June 1997. Effective February 7, 1998, Collegiate Pacific Inc. entered into a reverse acquisition agreement with DSSI Corporation, which was then a publicly held shell corporation.

         On April 14, 1998, we acquired all of the issued and outstanding common stock of Product Merchandising, Inc. We accounted for this transaction as a purchase, and, accordingly, the results and operations of this entity were included in the Company's results of operations commencing on April 14, 1998. The Company also acquired Vantage Products International, Inc. on May 31, 1998 by issuing common stock for all of the issued outstanding common stock of that entity. We accounted for this acquisition as a pooling of interests and, accordingly, the results of operations of the Company include the results of operations of the pooled entity for the entire fiscal year.

         We solicit customers from a variety of catalogs designed for specific uses, including summer camps, baseball, and general sports and recreation, and we distributed approximately 550,000 catalogs to current and prospective customers during Fiscal Year 1999. After the end of Fiscal Year 1999, the Company entered into a supply agreement with the General Services Administration of the federal government to furnish certain products to government agencies. There were no sales to any federal government agencies in Fiscal Year 1999, and sales to those agencies in Fiscal Year 2000 as of December 31, 1999 were immaterial. We also solicit customers through trade shows, road salesmen, broadcast fax programs, telemarketing, and the Internet.

         Collegiate Pacific had no operations prior to June 30, 1997, and accordingly this discussion covers subsequent periods.


RESULTS OF OPERATIONS - COMPARISON OF THE NINE MONTHS ENDED MARCH 31, 2000 AND 1999

         Sales

         Revenues for the nine months ended March 31, 2000 increased by approximately $2.5 million (59%) as compared to the same period in 1999. The Company attributes the growth in revenues to an increase in marketing activity, expansion of products offered to its existing customer base, an increase in dealer-related revenues, and an overall growth in its customer base. As the result of expanded operations and marketing activities, we believe that future revenues will continue to rise from current levels. We also believe that seasonality in revenues will continue to be a factor in future periods as revenues during the third and fourth quarters of the Company's fiscal year are typically higher due to the order pattern of the Company's customer base. If the Company continues to expand its revenues, the expansion may change the seasonality of its business, which may further distort a comparison of the operating results on a quarterly basis.

         Gross Profit

         The Company's gross profit for the nine months ended March 31, 2000 increased by approximately $781 thousand (49%) as compared to the same period in 1999. As a percentage of sales the gross profit decreased to 36% as compared to 38% for the same period in 1999. The decrease was the result of lower product selling prices to dealer-related customers.

         Selling, General, and Administrative Expense



         Selling, general and administrative expenses for the nine months ended March 31, 2000 increased by approximately $1.0 million (67%) as compared to the same period in 1999. As a percentage of sales, selling, general and administrative expenses increased to 38% from 36%. The increase in selling, general, and administrative expense in dollars and as a percentage of sales is due to the Company's increased personnel-related cost to manage the increased sales volume and an increase in advertising related expenses as the Company slightly increased its catalog mailings. We anticipate that as sales continue to increase that operating expenses, as a percentage of sales, should decrease.



         We recently changed the compensation structure for our outside sales force from receiving a salary to commission-only compensation. Rather than seek to expand this sales force as originally planned, we are now seeking alliances with several team dealers who employ larger and more experienced sales forces. In the short term, this change in marketing plans will reduce or eliminate the previously anticipated revenues from our in-house sales force, and will reduce or eliminate the expenses associated with this sales force as well. The company believes that the new marketing alliances will have a greater short and long term benefit to revenues and earnings.

         Interest Expense

         Interest expense increased by approximately $57 thousand (73%) for the nine months ended March 31, 2000 as compared to same the period in 1999. As a percentage of sales, interest expense remained at 2%. The increase was the result of borrowing used to fulfill working capital requirements caused by the increase in sales.

RESULTS OF OPERATIONS - COMPARISON OF THE YEAR ENDED JUNE 30, 1999 TO THE YEAR ENDED JUNE 30, 1998

         Net Sales

         Net sales for the fiscal year ended June 30,1999 increased by approximately $3.5 million (107%) as compared to the period ended June 30, 1998. The increase in net sales of approximately 33% reflects the addition of the camp catalog to the Company's lines of business. The balance of the increase is due to higher volume in the our primary catalog sales. We believe this trend in increased sales volume will continue in future periods, however no assurances can be made that the increased sales level will be as high.

         Gross Profit

         Gross profit for the fiscal year ended June 30, 1999 increased by approximately $1.3 million (107%) as compared to the period ended June 30,1998. As a percentage of sales, the gross profit was approximately 36% for both periods ended June 30, 1999 and 1998.

         Selling, General, and Administrative Expense


         Selling, general, and administrative expense for the period ended June 30,1999 increased by approximately $640 thousand as compared to the period ended June 30, 1998. As a percentage of net sales, the selling, general, and administrative expense decreased to approximately 34% for the period ended June 30, 1999, as compared to 52% for the period ended June 30,1998. The increase in the selling, general, and administrative expense was due primarily to the following:


         o An increase in salaries and personnel related cost of approximately $200 thousand as the Company staffed additional personnel in the camp-related business and to manage the increase in the primary catalog sales.

         o An increase in advertising of approximately $160 thousand due to mailing catalogs to the camp-related customers and an increase in catalogs and fliers to baseball and other primary catalog customers.

         o An increase in shipping cost of approximately $70 thousand due to the increased sales activity.

         o An increase in amortization expense of approximately $52 thousand due to the amortization of the cost in excess of net tangible assets acquired in late Fiscal Year 1998.

         o An increase in warehouse-related expense of approximately $50 thousand due to the increased sales activity.

         Operating Profit


         Operating profit increased by approximately $630 thousand for the period ended June 30,1999 as compared to the period ended June 30, 1998. As a percentage of net sales, the operating profit increased to approximately 2% as compared to a 16% operating loss for the period ended June 30, 1998. The increase is attributable to the increase in net sales.


         Interest Expense


         Interest expense decreased by approximately $60 thousand for the period ended June 30, 1999 as compared to the period ended June 30, 1998. As a percentage of sales, interest expense decreased to approximately 2% for the period ended June 30, 1999 as compared to 5% for the period ended June 30, 1998. The decrease reflects the lower borrowing requirements due to decreased inventory purchases made in Fiscal Year 1999. All of the interest incurred in Fiscal Years 1999 and 1998 relates to interest paid on the note to Mr. Blumenfeld. (See "Liquidity and Capital Resources")


         Provision for Income Taxes


         The provision for taxes increased by approximately $34 thousand for the period ended June 30, 1999 as compared to the period ended June 30,1998. The increase is the result of the Company and its subsidiaries filing separate returns during the period ending June 30, 1999.


         Net Loss


         The net loss decreased by approximately $648 thousand for the period ended June 30, 1999 as compared to the period ended June 30, 1998. As a percentage of sales, the net loss as a percentage of sales, decreased to approximately 1/2% for the period ended June 30, 1999 as compared to 21% for the same period ended June 30, 1998. The decrease is primarily due to the increase in net sales and the resulting increase in gross profit and lower selling, general and administrative expenses.



LIQUIDITY AND CAPITAL RESOURCES


         Cash used in operations for the nine months ended March 31, 2000 was approximately $1.6 million as compared to approximately $344 thousand for the same period in 1999. The increase was due primarily to the Company's net loss, the purchase of additional inventories of approximately $700 thousand, an increase of accounts receivables of approximately $300 thousand, and an increase in prepaid expense of approximately $451 thousand. For the comparable 1999 period, cash used in operations of approximately $344 thousand resulted primarily from increases in inventory and accounts receivables.

         The Company used approximately $428 thousand in cash in investing activities in the nine month period ending on March 31, 2000. The primary use of cash in investing activities was the acquisition of certain assets of a camp sporting goods related business, the acquisition of a distribution agreement with an internet related business, the acquisition of a license and distribution agreement with a tennis equipment business, and the purchase of property and equipment.

         The Company generated approximately $1.9 million from financing activities for the nine months ending on March 31, 2000. The cash generated from financing activities was approximately $1.2 million of net proceeds from the issuance of the Notes to certain stockholders, officers and certain third parties, and approximately $795 thousand in proceeds from the issuance of Common Stock upon the exercise of common stock options and warrants, partially offset by the purchase of additional treasury shares.

         Current assets totaled approximately $4.8 million at the end of the third quarter, providing the Company with working capital of approximately $4.2 million.



         Cash used in operations for the period ended June 30, 1999 was approximately $190 thousand as compared to $2.7 million for the period ended June 30, 1998. The decrease of approximately $2.6 million was primarily due to lower purchases after the initial buildup, when operations commenced, and lower inventory levels as a result of the increased sales volume, as well as the decrease in net loss, and was partially offset by an increase in accounts receivable also due to the increased sales.






         On March 31, 1999 the Company amended the Promissory Note to Mr. Blumenfeld. The amended note reflected a maturity date of April 10, 2001 and borrowings under the note bore an interest rate of 12% per annum. As of June 30, 1999 the aggregate outstanding amount under the note payable was approximately $981 thousand. On February 29, 2000, the aggregate outstanding amount under the note payable was approximately $995 thousand, and pursuant to the Purchase Agreement, Mr. Blumenfeld exchanged his outstanding loans for a Note in an amount equal to the then outstanding balance of the loans. On April 19, 2000, Mr. Blumenfeld converted his Note into 454,545 shares of Common Stock.



         On September 14, 1999, the Company agreed to terms for a $2 million Revolving Line of Credit with Chase Bank of Texas, N.A. The Revolving Line of Credit allows the Company to borrow funds based upon a certain percentages of accounts receivable and inventories, will mature on October 31, 2001, and includes a provision for letters of credit. Borrowings under the Revolving Line of Credit will bear interest at the prevailing prime rate plus 1/4% or LIBOR plus 2 1/2%. Mr. Blumenfeld guarantees the Revolving Line of Credit up to $1 million.



         We believe that the Company will satisfy its short term and long-term liquidity needs from borrowings under the Revolving Line of Credit and the proceeds of the Notes, and from cash flows from operations. We may experience periods of higher borrowing under the credit facility due to the seasonal nature of the Company's business cycle. We are actively seeking expansion through acquisitions and/or joint ventures, and the success of such efforts may require additional bank debt, equity financing, or private financing.



         On February 3, 2000, a former DSSI Corporation executive exercised common stock purchase warrants for 98,974 shares of Common Stock. These warrants were granted to the warrant holder during his tenure as a DSSI Corporation executive. The Company received approximately $500 thousand or $5.05 per share.



YEAR 2000 IMPACT

         The Year 2000 issue is the result of computer programs written using two digits rather than four digits to define "date" fields. Information systems have time sensitive operations that, as a result of this data field limitation, could disrupt activities in the normal business cycle. We purchased and implemented new information systems in Fiscal Year 1999, which brought the information systems into Year 2000 compliance.

         We are not currently aware of any material year 2000 problem relating to any of our material internal system or applications. We have not discussed the Year 2000 issue with our customers and suppliers. There can be no assurance that the systems of these other companies were timely converted, and the failure of our significant suppliers and customers to make necessary Year 2000 modifications could have a material adverse impact on the our results and operations.

         We believe that, absent a systemic failure outside our control, such as a prolonged loss of electrical or telecommunications service, year 2000 problems at third parties will not have a material impact on our operations. The failure of our internal systems or the systems of third parties to be year 2000 ready could temporarily prevent us from providing service to our customers, issuing invoices and could require us to devote significant resources to correct such problems. The costs associated with remediating any year 2000 problems have not been material to date. Although we do not anticipate that these costs will be material in the future, we cannot assure you that these costs will not be material.

                            DESCRIPTION OF SECURITIES


GENERAL

         As of the closing of the offering, the Company's authorized capital stock will consist of 50,000,000 shares of Common Stock, par value $.01 per share and 1,000,000 shares of Preferred Stock, par value $.01 per share.


COMMON STOCK

         The holders of shares of Common Stock are entitled to one vote per share on all matters to be voted on by stockholders. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of legally available funds. See "Dividends." In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable.


PREFERRED STOCK

         As of the date of this Prospectus, there are no outstanding shares of Preferred Stock. The Board of Directors may authorize the issuance of Preferred Stock in one or more series and may determine, with respect to any such series, the designations, powers, preferences, and rights of such series, and its qualifications, limitations, and restrictions, including, without limitation:

         o        The designation of the series;

         o The number of shares of the series, which number the Board of Directors may (except where otherwise provided in the designations for such series) increase or decrease (but not below the number of shares of such series then outstanding);

         o Whether dividends, if any, will be cumulative or noncumulative and the dividend rate of the series;

         o The conditions upon which and the dates at which dividends, if any, will be payable, and the relation that such dividends, if any, will bear to the dividends payable on any other class or classes of stock;

         o The redemption rights and price or prices, if any, for shares of the series;

         o The terms and amounts of any sinking fund provided for the purchase or redemption of share of the series;

         o The amounts payable on and the preferences, if any, of shares of the series, in the event of any voluntary or involuntary liquidation, dissolution, or winding up of the affairs of the Company;

         o Whether the shares of the series will be convertible into shares of any other class or series, or any other security, of the Company or any other corporation, and, if so, the specification of such other class or series or such other security, the conversion price or prices or rate or rates, any adjustments, the date or dates as of which such shares will be convertible and all other terms and conditions upon which such conversion may be made; and

         o The voting rights, if any, of the holders of shares of such series.


COMMON STOCK PURCHASE WARRANTS

         Special Dividend of Warrants

         Each Warrant entitles the holder to purchase one share of Common Stock at an exercise price of $10.00 per share. Warrants are exercisable through May 26, 2005 provided that at the time of exercise the Common Stock is qualified for sale or exempt from qualification under applicable state securities laws. The Company has the right at any time to call the Warrants for cancellation by giving at least 30 days, but not more than 90 days, notice, at a price of $.10 per Warrant. Holders of Warrants automatically forfeit their rights to purchase the shares of Common Stock issuable upon exercise of such Warrants unless the Warrants are exercised before the close of business on the business day immediately prior to the date set for redemption. A notice of redemption shall be mailed to each of the registered holders of the Warrants by First Class mail, postage prepaid, at least 30 days before the date fixed for redemption. The notice of redemption shall specify the redemption price, the date fixed for redemption, the place where the Warrant certificates shall be delivered and the redemption price to be paid, and that the right to exercise a Warrant shall terminate at 5:00 p.m. (New York City time) on the business day immediately preceding the date fixed for redemption.

         The Warrants may be exercised upon surrender of the Warrant certificate(s) on or prior to the expiration or the redemption date at the offices of Continental Stock Transfer & Trust Company, the Company's warrant agent (the "Warrant Agent") with the subscription form on the reverse side of the certificate(s) completed and executed as indicated, accomplished by payment (in the form of a certified or cashier's check payable to the order of the Company) of the full exercise price for the number of warrants being exercised.

         The exercise price and number and kind of shares of Common Stock or other securities or assets purchasable on exercise of the Warrants and the Cancellation Price are subject to adjustment if the Company:

         o Combines or subdivides its outstanding shares of Common Stock, including stock splits effected through a dividend; or

         o        Merges or consolidates with another corporation.

         There will be no adjustment to the Warrants if the Company:

         o Makes any cash dividends or asset distributions with respect to outstanding shares of Common Stock;

         o        Sells additional shares of Common Stock; or

         o        Sells all or substantially all of its assets.

         In the event of any other type of recapitalization or reorganization of the Company, the Company may, at its option, provide for adjustment to the Warrants' terms.

         The Company is not required to issue fractional shares of Common Stock, and, in lieu of a fractional share, the Company will make a cash payment based upon the current market value of such fractional shares. The Warrants holder will not have any right as a shareholder of the Company unless or until the holder exercises the Warrants.

         On-Line Sports, Inc. Warrants

         On April 24, 1999, the Company issued Mike Farkus and Christopher Haupt Warrants to purchase an aggregate of 40,000 shares of Common Stock. The Company issued these Warrants in connection with a License Agreement with On-Line Sports, Inc. Each Warrant entitles Messrs. Farkus and Haupt to purchase one share of Common Stock at an exercise price of $12.50 per share. The Warrants are exercisable through April 24, 2004. The Company does not have the right to call these Warrants for cancellation.

         Messrs. Farkus and Haupt may only transfer the Warrants to Immediate Family Members, defined as:

         o        The Warrant holder and his spouse;

         o        The Warrant holder's lineal descend and their spouses; or

         o Any entity established by one or more of the above persons for charitable or estate planning purposes.

         The Warrants may be exercised upon the delivery to the Company of a notice of exercise, payment of the exercise price, and the Warrant.

         The exercise price and number of shares of Common Stock are subject to adjustment if there is a stock split, stock dividend, reverse stock split, or other subdivision of the Common Stock.

         The Company is not required to issue fractional shares of Common Stock, and the Warrant holder will be entitled to receive, in lieu of any fraction shares, either:

         o A cash payment equal to the excess of the fair market value for the fractional share; or

         o A whole share if the Warrant holder pays the exercise price for one whole share.

         The Warrant holders will not have any rights as a shareholder of the Company unless and until the holder exercises the Warrants.


SUBORDINATED CONVERTIBLE PROMISSORY NOTES


         GENERAL. The Notes were general obligations of ours limited to $2,235,000 in aggregate principal amount. The Notes bore interest at a variable rate equal to the Prime Rate plus 2 1/2 percentage points per year.

         NOTE HOLDERS. The following table and accompanying footnotes identify each of the Note Holders based upon information provided to the Company, set forth as of April 19, 2000, the date the Note Holders converted their Notes into shares of Common Stock. This information also states the principal amount of the Notes, the number of shares the Notes were converted into, shares beneficially held by or acquired by, as the case may be, each Note Holder. Beneficial ownership is stated as of the conversion of the Notes. Percentages are based on 3,679,340 shares of Common Stock outstanding on April 19, 2000.



                                                     Number of Shares         Number of Shares
                              Principal Amount    Issued Upon Conversion        Beneficially
    Name of Note Holder            of Note              of Note(1)                Owned(2)         Percent of Class(3)
----------------------------  ----------------   ------------------------     ----------------    --------------------

Michael J. Blumenfeld,          $1,500,000                454,545               4,416,134(4)             67.3%
Chief Executive Officer of
the Company
Watkins Brothers Trust          $  100,000                 30,303                  88,606(5)              2.0%
Arthur J. Coerver, IRA          $   20,000                  6,060                  81,780(6)              1.9%
Arthur J. Coerver               $   26,000                  7,878                  81,780(6)              1.9%
Colleen C. Coerver, IRA         $    4,000                  1,212                  81,780(6)              1.9%
Penn Footwear Retirement        $   50,000                 15,151                 305,606(7)              6.8%
Trust
Davidowitz Foundation Inc.      $   50,000                 15,151                  32,302(8)              0.7%
JIBS Equities, L.P.             $   50,000                 15,151                 305,606(7)              6.8%
William Davidowitz              $  100,000                 30,303                 110,660(9)              2.5%
Robert W. Philip or Sharon      $   50,000                 15,151                  48,302(10)             1.1%
A. Philip Joint Tenants
with Right of Survivorship
Myrna G. Kulp(11)               $  100,000                 30,303                  65,926                 1.5%
Harvey Rothenberg and           $    5,000                  1,515                  16,864(12)             0.4%
Elizabeth Rosenberg
Harvey Rothenberg, IRA          $   10,000                  3,030                  16,864(12)             0.4%
H. I. Schendle IRA Rollover     $   50,000                 15,151                  48,902(13)             1.1%
Eric Green GST Trust            $  120,000                 36,363                  72,726                 1.7%

Total                           $2,235,000                677,267
-----


----------------------


(1) The number of shares issued upon conversion of the Notes is based on a conversion price equal to $3.30 per share, with the Note Holder receiving a cash payment in lieu of any fractional shares that would otherwise be issued.

(2) As required by SEC regulations, the number of shares shown as beneficially owned includes shares that could be purchased within 60 days after the date of this Prospectus. The table shows the total shares issued on the conversion of all of outstanding Notes as well as the shares issuable upon the exercise of all Warrants to acquire shares of Common Stock described in this Prospectus. The actual number of shares of Common Stock issuable upon the exercise of the Warrants is subject to adjustment and could be materially less than the number estimated in this table. This variation is due to factors that cannot be predicted by us at this time. The most significant of these factors is the future market price of our Common Stock.


(3) The percentage of each Selling Shareholder is based on the beneficial ownership of that Selling Shareholder divided by the sum of the current outstanding shares of Common Stock plus the additional shares, if any, that would be issued to that Selling Shareholder (but not any other shareholder) when exercising any Warrant or other right in the future.

(4) Consists of 1,748,522 shares of Common Stock, 454,545 shares issued upon conversion of a Note on April 19, 2000, 10,000 shares issuable upon exercise of an option expiring February 24, 2009, 1,748,522 shares issuable upon exercise of a Warrant expiring May 26, 2005, and 454,545 shares issuable upon exercise of a Warrant expiring May 26, 2005 issued as a special dividend of warrants on shares of Common Stock issued upon conversion of a Note on April 19, 2000.

(5) Consists of 13,500 shares of Common Stock, 30,303 shares held in trust for the benefit of Mr. Watkins issued upon conversion of a Note on April 19, 2000, 1,000 shares issuable upon exercise of an option expiring February 24, 2009, 13,500 shares issuable upon exercise of a Warrant expiring May 26, 2005, and 30,303 shares held in trust for the benefit of Mr. Watkins issuable upon exercise of a Warrant expiring May 26, 2005 issued as a special dividend of warrants on shares of Common Stock issued upon conversion of a Note on April 19, 2000.

(6) Consists of 23,240 shares of Common Stock, 6,060 shares held in trust for the benefit of Mr. Coerver issued upon conversion of a Note on April 19, 2000, 1,212 shares held in trust for the benefit of Mr. Coerver's spouse issued upon conversion of a Note on April 19, 2000, 7,878 shares issued upon conversion of a Note on April 19, 2000, 5,000 shares issuable upon exercise of an option expiring February 24, 2009, 23,240 shares issuable upon exercise of a Warrant expiring May 26, 2005, 6,060 shares held in trust for the benefit of Mr. Coerver issuable upon exercise of a Warrant expiring May 26, 2005 issued as a special dividend of warrants on shares of Common Stock issued upon conversion of a Note on April 19, 2000, 1,212 shares held in trust for the benefit of Mr. Coerver's spouse issuable upon exercise of a Warrant expiring May 26, 2005 issued as a special dividend of warrants on shares of Common Stock issued upon conversion of a Note on April 19, 2000, and 7,878 shares issuable upon exercise of a Warrant expiring May 26, 2005 issued as a special dividend of warrants on shares of Common Stock issued upon conversion of a Note on April 19, 2000.

(7) Consists of 122,000 shares of Common Stock, 30,303 shares issued upon conversion of a Note on April 19, 2000, 1,000 shares issuable upon exercise of an option expiring February 24, 2009, 122,000 shares issuable upon exercise of a Warrant expiring May 26, 2005, and 30,303 shares issuable upon exercise of a Warrant expiring May 26, 2005 issued as a special dividend of warrants on shares of Common Stock issued upon conversion of a Note on April 19, 2000.

(8) Consists of 1,000 shares of Common Stock, 15,151 shares issued upon conversion of a Note on April 19, 2000, 1,000 shares issuable upon exercise of a Warrant expiring May 26, 2005, and 15,151 shares issuable upon exercise of a Warrant expiring May 26, 2005 issued as a special dividend of warrants on shares of Common Stock issued upon conversion of a Note on April 19, 2000.

(9) Consists of 8,500 shares of Common Stock, 15,151 shares issued upon conversion of a Note on April 19, 2000, 1,000 shares issuable upon exercise of an option expiring February 24, 2009, 8,500 shares issuable upon exercise of a Warrant expiring May 26, 2005, and 15,151 shares issuable upon exercise of a Warrant expiring May 26, 2005 issued as a special dividend of warrants on shares of Common Stock issued upon conversion of a Note on April 19, 2000.

(10) Consists of 25,000 shares of Common Stock, 30,303 shares issued upon conversion of a Note on April 19, 2000, 25,000 shares issuable upon exercise of a Warrant expiring May 26, 2005, and 30,303 shares issuable upon exercise of a Warrant expiring May 26, 2005 issued as a special dividend of warrants on shares of Common Stock issued upon conversion of a Note on April 19, 2000.


(11)     Myrna G. Kulp is Michael J. Blumenfeld's sister-in-law.


(12) Consists of 200 shares of Common Stock, 1,687 shares of Common Stock held in trust for the benefit of Mr. Rothenberg's child, 3,030 shares held in trust for the benefit of Mr. Rothenberg issued upon conversion of a Note on April 19, 2000, 1,515 shares issued upon conversion of a Note on April 19, 2000, 3,000 shares issuable upon exercise of an option expiring February 24, 2009, 1,000 shares issuable upon exercise of an option expiring February 24, 2009 held by Mr. Rothenberg's spouse, 1,887 shares issuable upon exercise of a Warrant expiring May 26, 2005, 3,030 shares held in trust for the benefit of Mr. Rothenberg issuable upon exercise of a Warrant expiring May 26, 2005 issued as a special dividend of warrants on shares of Common Stock issued upon conversion of a Note on April 19, 2000, and 1,515 shares issuable upon exercise of a Warrant expiring May 26, 2005 issued as a special dividend of warrants on shares of Common Stock issued upon conversion of a Note on April 19, 2000.

(13) Consists of 9,300 shares of Common Stock, 15,151 shares issued upon conversion of a Note on April 19, 2000, 9,300 shares issuable upon exercise of a Warrant expiring May 26, 2005, and 15,151 shares issuable upon exercise of a Warrant expiring May 26, 2005 issued as a special dividend of warrants on shares of Common Stock issued upon conversion of a Note on April 19, 2000.

WARRANT AGENT, STOCK TRANSFER AGENT AND REGISTRAR

         The warrant agent, stock transfer agent and registrar for the Common Stock is Continental Stock Transfer & Trust Company.


STOCKHOLDER REPORTS

         The Company furnishes its stockholders with annual reports containing audited financial statements and may furnish its stockholders quarterly or semi-annual reports containing unaudited financial information.


DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER PROVISIONS

         Section 203 of the Delaware General Corporation Law

         The Company is subject to the provisions of Delaware General Corporation Law ("DGCL") Section 203 (the "Anti-takeover Law") regulating corporate takeovers. The Anti-takeover Law prevents certain Delaware corporations from engaging, under certain circumstances, in a "business combination" (which includes a merger or sale of more than 10% of the corporation's assets) with any "interested stockholder" (defined as a stockholder who acquires 15% or more of the corporation's outstanding voting stock without the prior approval of the corporation's Board of Directors) for three years following the date that such stockholder became an "interested stockholder". A Delaware corporation may "opt out" of the Anti-takeover Law with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from an amendment approved by at least a majority of the outstanding voting shares. The Company has not "opted out" of the application of the Anti-takeover Law.

                                  LEGAL MATTERS

         The validity of the Shares and the Warrants offered hereby will be passed upon for the Company by Hughes & Luce, L.L.P., Dallas, Texas.


                                     EXPERTS

         The consolidated financial statements of the Company as of June 30, 1999 and June 30, 1998, and for the years then ended, are included in the Registration Statement of which this Prospectus is a part in reliance on the reports of, respectively, GRANT THORNTON LLP and SUTTON FROST LLP, independent auditors, which reports are included herein. The consolidated financial statements audited by GRANT THORNTON LLP and SUTTON FROST LLP have been included herein in reliance on their reports given on their authority as experts in accounting and auditing.


                                 INDEMNIFICATION

         The Company's Bylaws provide that any officer or director who is made a party to or is threatened to be made a party to or is otherwise involved in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative (hereinafter a "proceeding"), by reason of the fact that he or she is or was an officer or a director of the Company or is or was serving at the request of the Company as a director or an officer of another entity shall be indemnified and held harmless by the Company to the fullest extent authorized by the DGCL against all expense, liability, and loss reasonably incurred or suffered by such person in connection therewith. The right to indemnification includes the right to be paid by the Company for expenses incurred in defending any such proceeding in advance of its final disposition. Officers and directors are not entitled to indemnification if such persons did not meet the applicable standard of conduct set forth in the DGCL for officers and directors.

         DGCL Section 145 provides, among other things, that the Company may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that the person is or was a director, officer, employee or agent of the Company, or is or was serving at the Company's request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding. The power to indemnify applies (a) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding, or (b) if such person acted in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest, of the Company and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the Company as well, to the extent of expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Company, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company, unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

         The indemnification provisions contained in the Company's Bylaws are not exclusive of any other rights to which a person may be entitled by law, agreement, vote of stockholders or disinterested directors or otherwise.

         Insofar as indemnification by the Company for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                                 PAGE
                                                                                                 ----
Index to Consolidated Financial Statements....................................................    34
Reports of Independent Auditors...............................................................    F-1
Consolidated Balance Sheets as of June 30, 1999 and 1998......................................    F-3
Consolidated Statements of Operations for the year ended June 30, 1999 and 1998...............    F-5
Consolidated Statement of Stockholders' Equity for the year ended June 30, 1999 and 1998......    F-6
Consolidated Statements of Cash Flows for the year ended June 30, 1999 and 1998...............    F-7
Notes to Consolidated Financial Statements....................................................    F-9
Condensed Consolidated Balance Sheets as of March 31, 2000 (Unaudited) and June 30,               F-19
1999..........................................................................................
Condensed Consolidated Statements of Operations for the nine months ended
March 31, 2000 and 1999 (Unaudited)...........................................................    F-20
Condensed Consolidated Statements of Cash Flows for the nine months ended March 31, 2000
and 1999 (Unaudited)..........................................................................    F-21
Notes to Condensed Consolidated Financial Statements (Unaudited)..............................    F-22

                    COLLEGIATE PACIFIC INC. AND SUBSIDIARIES

                         REPORT OF INDEPENDENT AUDITORS

The Stockholders and Board of Directors
COLLEGIATE PACIFIC INC. AND SUBSIDIARIES

We have audited the accompanying consolidated balance sheet of COLLEGIATE PACIFIC INC. AND SUBSIDIARIES as of June 30, 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of COLLEGIATE PACIFIC INC. AND SUBSIDIARIES as of June 30, 1999, and the consolidated results of their operations and their consolidated cash flows for the year then ended, in conformity with generally accepted accounting principles.

                               GRANT THORNTON LLP

Dallas, Texas
August 25, 1999
(except for Note 10,
as to when the date is
January 14, 2000)

                    COLLEGIATE PACIFIC INC. AND SUBSIDIARIES

                         REPORT OF INDEPENDENT AUDITORS

The Stockholders and Board of Directors
COLLEGIATE PACIFIC INC. AND SUBSIDIARIES

We have audited the accompanying consolidated balance sheet of COLLEGIATE PACIFIC INC. AND SUBSIDIARIES as of June 30, 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of COLLEGIATE PACIFIC INC. AND SUBSIDIARIES as of June 30, 1998, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.

                                          SUTTON FROST LLP

Arlington, Texas
August 25, 1998

                    COLLEGIATE PACIFIC INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                             JUNE 30, 1999 AND 1998

                                     ASSETS

                                                                                        1999             1998
                                                                                   -------------    --------------
Current Assets:
     Cash and Cash Equivalents                                                     $     518,844    $      514,494
     Accounts Receivable, less allowance for doubtful accounts of
         $38,806 in 1999 and $-0- in 1998                                              1,142,708           685,974
     Inventory                                                                         1,843,820         2,149,020
     Prepaid Expenses and other Current Assets                                            23,581            40,064
                                                                                   -------------    --------------
     Total Current Assets                                                              3,528,953         3,389,552

Property and Equipment, net of accumulated depreciation of
     $98,785 in 1999 and $50,155 in 1998                                                 150,585           120,626
Other Assets:
     License Agreements, net of accumulated amortization of
         $50,030 in 1999 and $12,408 in 1998                                             253,586           279,258
     Cost in Excess of Net Tangible Assets Acquired, net of
         accumulated amortization of $42,373 in 1999 and $7,590
         in 1998                                                                         509,373           544,156
Other Assets, net                                                                         54,409            54,552
                                                                                   -------------    --------------
                                                                                   $   4,496,906    $    4,388,144
                                                                                   =============    ==============

                    COLLEGIATE PACIFIC INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                             JUNE 30, 1999 AND 1998


                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                      1999          1998
                                                                 -----------    -----------
Current Liabilities:
     Accounts Payable                                            $   537,056    $   552,618
     Accrued Expenses                                                 51,181        192,066
     Note Payable to Stockholder                                        --          754,671
     Other Current Liabilities                                        86,826         59,365
                                                                 -----------    -----------
         Total Current Liabilities                                   675,063      1,558,720

Note Payable to Stockholder                                          980,720           --
                                                                 -----------    -----------
         Total Liabilities                                         1,655,783      1,558,720
                                                                 -----------    -----------

Commitments and Contingencies                                           --             --

Stockholders' Equity:
     Common Stock, $.01 par value; authorized 20,000,000
         shares; issued and outstanding: 3,440,366 in 1999 and
         3,403,366 in 1998                                            34,404         34,034
     Additional Paid-in Capital                                    3,506,568      3,456,938
     Accumulated Deficit                                            (660,462)      (629,928)
     Treasury Shares, at Cost; 900 shares in 1999                    (10,982)          --
                                                                 -----------    -----------
                                                                   2,869,528      2,861,044

     Less: Notes Receivable from Stockholders                        (28,405)       (31,620)
                                                                 -----------    -----------

         Total Stockholders' Equity                                2,841,123      2,829,424
                                                                 -----------    -----------

                                                                 $ 4,496,906    $ 4,388,144
                                                                 ===========    ===========


                     The accompanying notes are an integral
                part of these consolidated financial statements.

                    COLLEGIATE PACIFIC INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                   FOR THE YEARS ENDED JUNE 30, 1999 AND 1998


                                                             1999           1998
                                                         -----------    -----------

Sales                                                    $ 6,813,333    $ 3,283,825

Cost of Sales                                              4,367,382      2,106,581
                                                         -----------    -----------

         Gross Profit                                      2,445,951      1,177,244

Selling, General and Administrative Expenses               2,343,434      1,704,859
                                                         -----------    -----------

         Operating Profit (Loss)                             102,517       (527,615)
                                                         -----------    -----------

Other Income (Expense):
     Interest Expense                                       (110,534)      (172,027)
     Interest Income                                          11,373         20,737
                                                         -----------    -----------

         Total Other Income (Expense)                        (99,161)      (151,290)
                                                         -----------    -----------

Income(Loss)  Before Provision for Taxes                       3,356       (678,905)

Provision for Taxes                                           33,890           --
                                                         -----------    -----------

         Net loss                                        $   (30,534)   $   678,905)
                                                         ===========    ===========

Weighted average shares of common stock outstanding        3,409,257      3,321,205

Net loss per share of common stock (basic and diluted)   $     (0.01)   $     (0.20)
                                                         ===========    ===========


                     The accompanying notes are an integral
                part of these consolidated financial statements.

                    COLLEGIATE PACIFIC INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                   FOR THE YEARS ENDED JUNE 30, 1999 AND 1998


                                     COMMON STOCK
                                ----------------------
                                                                                                             NOTES
                                                                                             TREASURY     RECEIVABLE
                                                           ADDITIONAL         RETAINED        SHARES         FROM
                                  SHARES     AMOUNT     PAID-IN CAPITAL  EARNINGS/(DEFICIT)  AT COST    STOCKHOLDERS       TOTAL
                                ---------  -----------  ---------------  ---------------  -----------    ----------    -----------
Balance at July 1, 1997         3,280,200  $    32,802   $ 2,847,504       $    48,977    $      --      $   (31,620)   $ 2,897,663

Issuance of stock for cash         69,000          690        68,310              --             --            --           69,000

Issuance of stock for
   purchase of Product             27,500          275       274,725              --             --            --          275,000
   Merchandising, Inc.

Issuance of stock for
   license agreements              26,666          267       266,399              --             --            --          266,666

Net loss                             --           --            --            (678,905)          --            --         (678,905)
                                ---------  -----------   -----------       -----------    -----------    ----------    -----------

Balance at June 30, 1998        3,403,366       34,034     3,456,938          (629,928)          --         (31,620)     2,829,424

Issuance of stock for cash         37,000          370        49,630              --             --            --           50,000

Purchase of 900 shares of
   stock for cash                    --           --            --                --          (10,982)         --          (10,982)


Repayments on Notes Receivable
   from Stockholders                 --           --            --                --             --           3,215          3,215

Net loss                             --           --            --             (30,534)          --            --          (30,534)
                                ---------  -----------   -----------       -----------    -----------    ----------    -----------
Balance at June 30, 1999        3,440,366  $    34,404   $ 3,506,568       $  (660,462)   $   (10,982)   $  (28,405)   $ 2,841,123
                                =========  ===========   ===========       ===========    ===========    ==========    ===========


                     The accompanying notes are an integral
                part of these consolidated financial statements.

                    COLLEGIATE PACIFIC INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                   FOR THE YEARS ENDED JUNE 30, 1999 AND 1998

                                                                             1999          1998
                                                                        -----------    -----------
Cash flows from operating activities:
     Net loss                                                           $   (30,534)   $  (678,905)
     Adjustments to reconcile net loss to net cash used by operating activities:
         Depreciation                                                        32,367         23,606
         Amortization                                                        75,618         26,420
         Change in assets and liabilities, net of effects of business acquisitions:
              Accounts Receivable                                          (456,734)      (634,862)
              Inventory                                                     305,200     (2,149,020)
              Prepaid Expenses and Other Current Assets                      16,483        (40,064)
              Other Assets, net                                              (3,070)        48,029
              Accounts Payable                                              (15,562)       455,477
              Accrued Expenses                                             (140,885)       190,051
              Other Liabilities                                              27,461         (2,343)
                                                                        -----------    -----------

              Net cash used by operating activities                        (189,656)    (2,761,611)
                                                                        -----------    -----------

Cash flows from investing activities:
     Purchase of Property and Equipment                                     (62,326)      (128,263)
     Cash in public entity in connection with reverse acquisition              --          582,660
     Cash paid for Licenses                                                 (11,950)       (25,000)
     Cash paid for Treasury Shares                                          (10,982)
     Cash received from Notes Receivable from Stockholders                    3,215
     Cash used in business acquisition net of cash acquired                    --         (182,963)
                                                                        -----------    -----------

         Net cash provided by(used in) investing activities                 (82,043)       246,434
                                                                        -----------    -----------

                                   (Continued)


                     The accompanying notes are an integral
                part of these consolidated financial statements.

                    COLLEGIATE PACIFIC INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                   FOR THE YEARS ENDED JUNE 30, 1999 AND 1998




                                                                    1999         1998
                                                                ----------   ----------
Cash flow from financing activities
     Net proceeds from Notes Payable to Stockholder                226,049      754,671
     Proceeds from issuance of Common Stock                         50,000    2,275,000
                                                                ----------   ----------

         Net cash provided by financing activities                 276,049    3,029,671

                           Increase in cash                          4,350      514,494

Cash and cash equivalents at beginning of year                     514,494         --
                                                                ----------   ----------

Cash and cash equivalents at end of year                        $  518,844   $  514,494
                                                                ==========   ==========

Noncash investing activities:

     Common stock issued to stockholders for notes receivable   $     --     $   31,620
                                                                ==========   ==========

     Common stock issued for license agreements                 $     --     $  266,666
                                                                ==========   ==========

     Common stock issued for purchase of subsidiary             $     --     $  275,000
                                                                ==========   ==========

Cash Payments for:
     Income taxes                                               $   26,020   $     --
                                                                ==========   ==========
     Interest                                                   $  255,699   $     --
                                                                ==========   ==========


                     The accompanying notes are an integral
                part of these consolidated financial statements.

                    COLLEGIATE PACIFIC INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 1999 AND 1998


1  - GENERAL AND BACKGROUND

Collegiate Pacific Inc. ("CPI") was incorporated on April 10, 1997 and began business in June 1997. The Company is a Delaware corporation and is primarily engaged in the mail order marketing of professional sports equipment to schools, colleges and other organizations throughout the United States.

Effective February 17, 1998 CPI entered into a reverse acquisition agreement with DSSI, Inc. ("DSSI"), a publicly held "shell" corporation. DSSI issued 1,960,000 (approximately 62.5%) shares of DSSI's voting common stock in exchange for all of the outstanding shares of CPI (a tax free reorganization). The public entity then changed its name to Collegiate Pacific, Inc. The year-end was previously December 26, but changed to June 30, the public entity's year-end. For accounting purposes, the transaction was treated as a recapitalization of CPI, with CPI as the acquirer (a reverse acquisition). Accordingly, the financial statements prior to the reverse acquisition date included herein are those of CPI. The recapitalization has been given retroactive effect to July 1, 1997.

2  - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

The consolidated financial statements include the accounts of CPI and its wholly owned subsidiaries Product Merchandising, Inc. ("PMI"), and Vantage Products International, Inc. ("VPI") (collectively referred to as the "Company"). Significant intercompany accounts and transactions have been eliminated.

FINANCIAL INSTRUMENTS AND CREDIT RISK CONCENTRATIONS

Financial instruments, which are potentially subject to concentrations of credit risk, consist principally of cash and accounts receivable. Cash deposits are placed with high credit quality financial institutions to minimize risk. Accounts receivable are unsecured. The fair value of these financial instruments and notes payable approximate their carrying values.

RECLASSIFICATIONS

Certain amounts for June 30, 1998 have been reclassified to conform to the current year classifications.

                    COLLEGIATE PACIFIC INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 1999 AND 1998


2  - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

ESTIMATES AND ASSUMPTIONS

Management uses estimates and assumptions in preparing consolidated financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could vary from the estimates used in preparing the accompanying consolidated financial statements.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

INVENTORIES

Inventories, which consist of goods held for resale, are carried at the lower of cost or market using the average cost method.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives (5 to 7 years). The cost of maintenance and repairs is charged to expense as incurred; significant renewals and betterments are capitalized.

COST IN EXCESS OF NET TANGIBLE ASSETS ACQUIRED

Cost in excess of net tangible assets acquired is the difference between the purchase price paid and liabilities assumed over the estimated fair market value of assets acquired. Cost in excess of net tangible assets acquired in connection with acquisitions is amortized using the straight-line method over 15 years. Amortization expense relating to cost in excess of net tangible assets amounted to $36,542 and $7,590 for the years ended June 30, 1999 and 1998. On an on-going basis management reviews recoverability, the valuation and amortization of cost in excess of net tangible assets. As a part of this review, the Company considers the undiscounted projected future net cash flows in evaluating the recoverability of cost in excess of net tangible assets. If the undiscounted future net cash flows were less than the stated value, cost in excess of net tangible assets would be written down to fair value.

                    COLLEGIATE PACIFIC INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 1999 AND 1998



2  - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

LICENSE AGREEMENTS

License agreements represent amounts paid to acquire exclusive distribution rights for specific products and are amortized over their estimated useful life ranging from 3 to 15 years. Amortization expense relating to license agreements was $37,622 and $12,408 for the year ended June 30, 1999 and 1998, respectively.

STOCK BASED COMPENSATION

The Company measures compensation cost for its stock based compensation plans under the provisions of Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees". The excess, if any, of the fair value of the stock on the date of grant over the amount to be paid for the stock is accrued over the related vesting period. Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123") requires companies electing to continue to use APB 25 to account for its stock-based compensation plan to make pro forma disclosures of net income and earnings per share as if SFAS 123 had been applied. See Note 8.

INCOME TAXES

The Company utilizes the asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

ADVERTISING

The Company expenses the cost of advertising as incurred or when such advertising initially takes place. Advertising expense approximated $489,000 and $337,000 for the years ended June 30, 1999 and 1998, respectively.

                    COLLEGIATE PACIFIC INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 1999 AND 1998



2  - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

LOSS PER SHARE

Loss per common share was computed by dividing the net loss by the weighted average number of shares of common stock outstanding. Loss per share for fiscal 1998 has been restated from the previously reported of $.20, to properly reflect the capital structure of DSSI for the entire year. The effect of outstanding options on the computation of net loss per share would be anti-dilutive and therefore is not included in the computation of weighted average shares.

3  - BUSINESS ACQUISITIONS

VANTAGE PRODUCTS INTERNATIONAL, INC.

On May 31, 1998, the Company issued 80,000 shares of its common stock in exchange for all the outstanding shares of VPI common stock. This transaction was accounted for as a pooling-of-interests, and, accordingly, common stock, additional paid-in capital and retained earnings at July 1, 1997 have been adjusted.

PRODUCT MERCHANDISING, INC.

On April 14, 1998, the Company acquired all of the issued and outstanding common stock of PMI for $200,000 cash and 27,500 shares of CPI common stock valued at a fair market value of $2 per share. The acquisition has been accounted for as a purchase and, accordingly, the net assets and results of operations of PMI have been included in the Company's consolidated financial statements commencing on April 14, 1998. The total acquisition cost exceeded the fair value of the net assets acquired by approximately $552,000.

                    COLLEGIATE PACIFIC INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 1999 AND 1998


4  - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

                                       1999         1998
                                    ---------    ---------
Displays                            $   1,237    $   1,237
Leasehold improvements                  6,178        6,178
Fixtures and equipment                230,255      167,927
Automobile                             11,700       11,700
                                    ---------    ---------

     Total property and equipment     249,370      187,042
Less accumulated depreciation         (98,785)     (66,416)
                                    ---------    ---------

     Property and equipment, net    $ 150,585    $ 120,626
                                    =========    =========

5  - NOTE PAYABLE TO STOCKHOLDER

The note payable to stockholder (also the president of the Company) is payable on demand, uncollateralized, and bears interest at an annual rate of 12%. Accrued interest on this note, which was paid in full in Fiscal Year 1999 and totaled $145,165 at June 30, 1998, and is included in accrued expenses for the period ended June 30,1998. On March 31,1999 the note payable to stockholder was renewed with a maturity date of April 30, 2001.

6  - FEDERAL INCOME TAXES

CPI and its subsidiaries file separate income tax returns. Deferred tax assets and liabilities consist of the following:

                                               JUNE 30,
                                        ----------------------
                                           1999         1998
                                        ---------    ---------
Deferred tax assets
     Accrued expenses                   $    --      $  65,222
     Net operating loss carry forward     714,000      656,000
     Other                                  5,018       17,399
                                        ---------    ---------
Total deferred tax assets                 719,018      738,621
Valuation allowance                      (719,018)    (738,621)
                                        ---------    ---------
Net deferred tax assets                 $    --      $    --
                                        =========    =========

                    COLLEGIATE PACIFIC INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 1999 AND 1998


6  - FEDERAL INCOME TAXES (Continued)

The Company has provided a valuation allowance against deferred tax assets because their recovery is uncertain. Following is a reconciliation of income taxes at the federal statutory rate to income tax expense:

                                                            JUNE 30,
                                                    ----------------------
                                                       1999        1998
                                                    ---------    ---------
Tax benefit at statutory rate                       $   1,114    $ 230,828
Loss for which benefits were not used                  (1,114)    (230,828)
Taxes attributable to filing on a separate return      23,896         --
basis
State income taxes                                      9,994         --
                                                    ---------    ---------
Income tax expense                                  $  33,890    $    --
                                                    =========    =========


At June 30, 1999, the Company had net operating loss carryovers of approximately $2,100,000, of which approximately $900,000 were carryforwards of DSSI. Because of the ownership change rules, use of the DSSI carryforwards are limited to approximately $80,000 per year.

The carryovers of CPI and its subsidiaries expire from 2013 through 2019. The DSSI carryovers expire through 2011.

                    COLLEGIATE PACIFIC INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 1999 AND 1998


7  - RELATED PARTY TRANSACTIONS

Included in accounts payable at June 30, 1998 is $100,000 due to the prior owner of PMI. This amount was paid in full subsequent to June 30, 1998. See Note 5 regarding stockholders loans.

8  - STOCK OPTIONS AND WARRANTS

On September 22, 1994, DSSI established a non-qualified stock option plan, which provides for the granting of non-qualifying stock options to purchase up to 100,000 shares of common stock at the fair market value at the date of grant. There were 69,000 options outstanding at June 30, 1998. No options were granted, exercised or canceled during the year ended June 30, 1998, and approximately 37,000 shares were exercised and no additional shares were granted or cancelled under the terms of this plan during the year ended June 30, 1999.

On December 11, 1998, the Company's stockholders approved a new stock option plan, ("1998 Collegiate Pacific Inc. Stock Option Plan"). The new plan authorizes the Company's Board of Directors to grant employees, directors and consultants of the Company up to an aggregate of 400,000 shares of the Company's common stock, $0.01 par value per share. Pursuant to the approval of the stock option plan by the Company's stockholders, the Company's Board of Directors on February 24, 1999 granted 41,500 shares to employees and non-employee directors of the Company at the closing price of the Company's common stock, which was $9.40. These options vested at date of grant.

                    COLLEGIATE PACIFIC INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 1999 AND 1998



8  - STOCK OPTIONS AND WARRANTS (Continued)

A summary of the Company's option and warrant activity for the years ended June 30, 1998 and 1999 follows:

                                                 WARRANTS ISSUED                  OPTIONS
                                                  TO DIRECTORS     WARRANTS       ISSUED TO       WEIGHTED
                                                    OFFICERS       ISSUED TO    OFFICERS AND      AVERAGE
                                                 AND EMPLOYEES   OTHER PARTIES    EMPLOYEES    EXERCISE PRICE
                                                 -------------   -------------  ------------   --------------
Outstanding at June 30, 1997                         28,936          54,269          69,000         $  8.35

     Options and warrants expired                   (28,936)        (54,269)             --              --
                                                 ----------      ----------     -----------    ------------
Outstanding and exercisable at June 30, 1998             --              --          69,000            2.00

     Options and warrants granted                        --              --          41,500            9.40

     Options and warrants exercised                      --              --         (37,000)           1.35

     Options and warrants expired                        --              --              --              --
                                                 ----------      ----------     -----------    ------------
Outstanding and exercisable at June 30, 1999             --              --          73,500         $  6.20
                                                 ==========      ==========     ===========    ============



The weighted average fair value of options granted in Fiscal 1999 was $6.15 per share.

The Company has adopted the disclosure provisions of Statement No. 123, as discussed in Note 2, and continues to apply Opinion 25 for stock options granted to employees. If the Company had recognized compensation expense based upon the fair market at the date of grant for options granted to employees, the effect on net loss and loss per share for the year ended June 30, 1999 would have been as follows:

Net loss
     As reported                 $  (30,534)
     Pro forma                     (285,000)
Loss per common share
     As reported                 $    (0.01)
     Pro forma                        (0.08)

The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: expected volatility of 140%; risk free interest rate of 5.50%; no dividend yield; and expected lives of seven years.

                    COLLEGIATE PACIFIC INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 1999 AND 1998


8  - STOCK OPTIONS AND WARRANTS (Continued)

The following table summarizes additional information about stock options at June 30,1999:

                             OUTSTANDING AND EXERCISABLE
                             ---------------------------
                                       WEIGHTED
                                       AVERAGE
                                       REMAINING      WEIGHTED
                                     CONTRACTUAL      AVERAGE
                                         LIFE         EXERCISE
EXERCISE PRICE         SHARES         (IN YEARS)       PRICE
--------------         ------         ----------       -----

  $     1.25            12,000           3.0           $  1.25
        3.15            20,000           0.1              3.15
        9.40            41,500           9.7              9.40
                        ------                         -------
                        73,500                         $  6.20
                        ======                         =======


9  - LEASES

The Company leases office and warehouse facilities located in Dallas, Texas and Memphis, Tennessee under the terms of operating leases which expire at various dates through 2003. Rent expense approximated $90,000 for the year ended June 30, 1998, and $107,000 for the year ended June 30, 1999.

Future minimum lease commitments on all operating leases with terms in excess of one year are as follows:

                  2000             $   94,890
                  2001                104,000
                  2002                105,000
                  2003                  8,750
                                   ----------
                                   $  312,640
                                   ==========

                    COLLEGIATE PACIFIC INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 1999 AND 1998


10   - STOCK SPLIT

On January 14, 2000, the stockholders of the Company approved a one-for-five reverse stock split of the Company's $.01 par value common stock. As a result of the reverse stock split additional paid in capital was increased by $137,614 and 136,134 for the periods ended June 30, 1999 and 1998, respectively, and common stock was reduced by the same amount. All references in the accompanying financial statements to the numbers of shares of Common Stock and the per-share amounts have been restated to reflect the reverse stock split.

11   - SUBSEQUENT EVENTS (UNAUDITED)

On September 14, 1999 the Company agreed to terms for a new $2,000,000 Revolving Line of Credit with Chase Bank of Texas, N.A. The new Revolving Line of Credit will allow the Company to borrow funds based upon certain percentages of accounts receivable and inventories. The Revolving Credit Facility matures on October 31, 2001 and includes a provision for letters of credit. Borrowings under the Revolving Line of Credit will bear interest at the prevailing Prime Rate plus 1/4% or LIBOR plus 2-1/2%. The Note Payable to Stockholder is subordinate to the Revolving Line of Credit, and the Revolving Line of Credit is partially guaranteed by the Stockholder holding the existing Note Payable.

                             COLLEGIATE PACIFIC INC.

                      CONDENSED CONSOLIDATED BALANCE SHEETS


                                                                               (Unaudited)
                                                                              March 31, 2000   June 30, 1999
                                                                              --------------   --------------
                                    ASSETS
CURRENT ASSETS
Cash and cash equivalents                                                      $   391,830      $   518,844
Accounts receivable, net of the allowance for doubtful accounts of $50,236
         and $38,806, respectively                                               1,479,849        1,142,708

Inventories                                                                      2,530,774        1,843,820
Prepaid expenses and other assets                                                  474,065           23,581
                                                                               -----------      -----------
                           Total current assets                                  4,876,518        3,528,953

PROPERTY AND EQUIPMENT                                                             264,484          249,370
Less accumulated depreciation                                                     (123,682)         (98,785)
                                                                               -----------      -----------
                                                                                   140,802          150,585

OTHER ASSETS
License agreements, net of accumulated amortization of $96,937 and
         $50,030, respectively                                                     504,981          253,586
Cost in excess of net tangible assets acquired, net of accumulated
         amortization of $70,142 and $42,373, respectively                         596,148          509,373
Other assets, net                                                                   53,513           54,409
                                                                               -----------      -----------
                                                                               $ 6,171,962      $ 4,496,906
                                                                               ===========      ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable                                                               $   571,925      $   537,056
Accrued expenses                                                                    52,181           51,181
Other current liabilities                                                           56,372           86,826
                                                                               -----------      -----------
                           Total current liabilities                               680,478          675,063

Note payable to stockholders                                                     2,235,000          980,720
                                                                               -----------      -----------

                           Total liabilities                                     2,915,478        1,655,783

STOCKHOLDERS' EQUITY
Common stock, $.01 par value; authorized 50,000,000 shares; issued and
         outstanding, 3,567,340 and 3,440,367 shares, respectively                  35,673           34,404
Additional paid-in capital                                                       4,300,242        3,506,568
Accumulated deficit                                                               (953,787)        (660,462)
Treasury shares; at cost 10,860 and  900 shares, respectively                     (125,644)         (10,982)
                                                                               -----------      -----------
                                                                                 3,256,484        2,869,528
Less notes receivable from stockholders                                                 --          (28,405)
                                                                               -----------      -----------
                           Total stockholders' equity                            3,256,484        2,841,123
                                                                               -----------      -----------
                                                                               $ 6,171,962      $ 4,496,906
                                                                               ===========      ===========

              The accompanying notes are an integral part of these
                         condensed financial statements

                             COLLEGIATE PACIFIC INC.

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)




                                                        Nine Months Ended
                                                             March 31,
                                                   ----------------------------
                                                      2000              1999
                                                   -----------      -----------
Revenues                                           $ 6,580,552      $ 4,133,851
Cost of sales                                        4,219,744        2,553,672
                                                   -----------      -----------
Gross margin                                         2,360,808        1,580,179

Selling, general and administrative expenses         2,521,837        1,503,579
                                                   -----------      -----------
Operating profit (loss)                               (161,029)          76,600
Interest expense                                      (136,463)         (79,037)
Other income                                             4,167            5,439
                                                   -----------      -----------
Net earnings (loss)                                $  (293,325)     $     3,002
                                                   ===========      ===========
Net loss per share - basic and diluted             $     (0.08)     $      0.00
                                                   ===========      ===========
Shares used in computing net earnings
  (loss) per share
         Basic                                       3,482,485        3,407,168
         Diluted                                     3,482,485        3,407,168



              The accompanying notes are an integral part of these
                  condensed consolidated financial statements

                             COLLEGIATE PACIFIC INC.

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)

                                                                           Nine months ended
                                                                               March 31,
                                                                     ----------------------------
                                                                         2000            1999
                                                                     -----------      -----------
Operating activities
         Net earnings (loss)                                         $  (293,325)     $     3,002
         Adjustments to reconcile net loss to net cash used in
                  operating activities
                  Depreciation and amortization                          101,982           79,024
                  Changes in operating assets and liabilities         (1,470,678)        (426,089)
                                                                     -----------      -----------
                  Net cash used in operating activities               (1,662,021)        (344,063)

Investing activities
         Purchase of property and equipment                              (15,114)         (55,540)
         Cash paid for licenses                                         (298,302)              --
         Cash used in business acquisition, net of cash acquired        (114,543)              --
                                                                     -----------      -----------
                  Net cash used in investing activities                 (427,959)         (55,540)

Financing activities
         Proceeds from borrowings                                      1,254,280          327,978
         Cash paid for treasury shares                                  (114,662)              --
         Cash received for notes receivable from stockholders             28,405               --
         Proceeds from issuance of common stock                          794,943            6,250
                                                                     -----------      -----------
                  Net cash provided by financing activities            1,962,966          334,228
                                                                     -----------      -----------

Net decrease in cash and cash equivalents                               (127,014)         (65,375)

Cash and cash equivalents at beginning of period                         518,844          514,494
                                                                     -----------      -----------
Cash and cash equivalents at end of period                           $   391,830      $   449,119
                                                                     ===========      ===========
Supplemental disclosure of cash flow information
         Cash paid during the period for interest                    $   136,463      $       198
                                                                     ===========      ===========



              The accompanying notes are an integral part of these
                   condensed consolidated financial statements

NOTE 1 - GENERAL AND BACKGROUND

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. The condensed consolidated financial statements as of March 31, 2000 and the periods ended March 31, 2000 and 1999 are unaudited and reflect all adjustments which are, in the opinion of management, necessary for a fair presentation of the financial position and operating results for the interim period. The condensed financial statements should be read in conjunction with the consolidated financial statements and notes thereto, for the year ended June 30, 1999 together with management's discussion and analysis of financial condition and results of operations, contained in the 10-KSB and Form SB-2 filed with the Securities and Exchange Commission. The results of operations for the nine months ended March 31, 2000 are not necessarily indicative of the results for the entire fiscal year.

The consolidated financial statements for the period ended March 31, 2000 include the accounts of Collegiate Pacific Inc. and its wholly owned subsidiary Product Merchandising, Inc., (collectively referred to as the "Company").

NOTE 2 - BUSINESS COMBINATIONS

On October 22, 1999, the Company acquired certain assets of Mark One Distributors, Inc. in an all cash transaction. The purchased assets related to sales and distribution activities by Mark One in the camp sporting goods business. The acquisition was accounted for as a purchase, and accordingly, the net assets and results of operations of Mark One's camping related business have been included in the Company's consolidated financial statements commencing on October 22, 1999.

NOTE 3 - EQUITY

On January 14, 2000, the stockholders of the Company approved a one for five reverse stock split of the Company's $.01 par value common stock (the "Common Stock"). As a result of the reverse stock split additional paid in capital was increased by approximately $139 thousand and Common Stock has been reduced by the same amount. All references in the accompanying financial statements to the number of shares of Common Stock and the per-share amounts have been restated to reflect the reverse stock split.

In February 2000, a former executive of the DSSI Corporation ("DSSI"), which was the predecessor of the Company, exercised common stock warrants for 98,974 shares of Common Stock. The warrants were originally granted to the warrant holder during his tenure as an executive of DSSI. The terms of the warrants were extended at the February 18, 1998 meeting of the Board of Directors of DSSI. Although the extension of the terms of the warrants was not disclosed to the Company's current management, the Company accepted the exercise of the warrants and the Company received funds for the exercise of the warrants in the amount of approximately $500 thousand or $5.05 per share.

In January 2000, the Company declared a special warrant dividend to the holders of the Company's Common Stock. One warrant will be issued for each share of Common Stock held and will entitle the warrant holder to purchase, for cash, one share of Common Stock at $10 per share and the warrant holders may exercise the warrant any time on or before May 26, 2005. The warrants are callable and cancelable at a cancellation price of $.10 per warrant. If the Company calls the Warrants for cancellation, holders may exercise the warrants at any time prior to the close of business on the business day preceding the date fixed for cancellation. The record date for the distribution of the warrants was May 26, 2000.

NOTE 4 - RELATED PARTY TRANSACTION

During the period the Company purchased certain inventory items from a manufacturing supplier which is also owned by the majority stockholder of the Company. Purchases for the period from the manufacturing supplier were approximately $776 thousand for the nine month period ended on March 31, 2000 and the Company had no outstanding payable to the supplier at the end of the period.

NOTE 5 - NOTE PAYABLE TO STOCKHOLDERS

In February 2000, the Company agreed to exchange the note payable to stockholder for a subordinated convertible note. In addition, the Company solicited and received additional subscriptions from Company directors and officers including the holder of the existing note payable to stockholder, and third party investors for approximately $1.3 million in subordinated convertible notes. The subordinated convertible notes bore interest at the prevailing Prime Rate plus 2.5%, were non-callable by the Company for a period of two years, and were convertible to Common Stock at $3.30 per share, which was set by a formula equal to 110% of the closing price of the Common Stock on January 17, 2000. The subordinated convertible notes were subordinate to the Company's Revolving Line of Credit with Chase Bank of Texas, N.A and were uncollateralized. Interest paid on these notes and the note payable to stockholder during the period was approximately $84 thousand.

NOTE 6 - SUBSEQUENT EVENTS

On April 19, 2000, the holders of the Subordinated Convertible Notes converted the entire outstanding balance of approximately $2.3 million in notes to 677,267 shares of Common Stock.

                                     PART II




ITEM 27. EXHIBITS.

         The Exhibits to this Registration Statement are listed in the Index to Exhibits of this Registration Statement, which Index is incorporated herein by reference.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on June 22, 2000.


                             COLLEGIATE PACIFIC INC.

                             By: /s/ MICHAEL J. BLUMENFELD
                                 -----------------------------------------------
                                 Michael J. Blumenfeld,
                                 Chairman, Chief Executive Officer
                                 and Director (Principal Executive Officer)




         Pursuant to the requirements of the Securities Act, this Registration Statement or amendment thereto has been signed by the following persons in the capacities and on the dates indicated.


               Signature                                          Title                             Date
               ---------                                          -----                             ----

*By: /s/ MICHAEL J. BLUMENFELD                     Chairman, Chief Executive Officer, and        June 22, 2000
     ------------------------------------          Director
     Michael J. Blumenfeld                         (Principal Executive Officer)
     Attorney In Fact

                 *                                 President and Director                        June 22, 2000
-----------------------------------------
Adam Blumenfeld

                 *                                 Chief Operating Officer and Director          June 22, 2000
-----------------------------------------
Arthur J. Coerver

                 *                                 Director                                      June 22, 2000
-----------------------------------------
Jeff Davidowitz

                 *                                 Chief Financial Officer, Secretary, and       June 22, 2000
-----------------------------------------          Treasurer (Principal Accounting and
William R. Estill                                  Financial Officer)


                 *                                 Director                                      June 22, 2000
-----------------------------------------
Robert W. Philip

                 *                                 Vice President Marketing and Director         June 22, 2000
-----------------------------------------
Harvey Rothenberg

                 *                                 Director                                      June 22, 2000
-----------------------------------------
William A. Watkins, Jr.

                                INDEX TO EXHIBITS


Exhibit
Number                             Description of Exhibits
------                             -----------------------
      2.1         Purchase and Sale Agreement dated March 14, 1997 for the sale of the majority of the Company's assets and business to Casco Standards, Inc. (1)

      2.2         Stock Purchase Agreement dated August 18, 1997 with Michael J. Blumenfeld. (2)

      2.3         Agreement and Plan of Merger dated July 20, 1999 for the reincorporation of the
                  Company in Delaware. (3)

      3.1         Intentionally omitted.

      3.2         Intentionally omitted.

      3.3         Intentionally omitted.

      3.4         Intentionally omitted.

      3.5         Intentionally omitted.

      3.6         Intentionally omitted.

      3.7         Copy of Articles of Incorporation of the Company filed on December 15, 1998. (4)

      3.8         Copy of Certificate of Merger of the Company filed on July 20, 1999. (4)

      3.9         Copy of By-Laws of the Company. (4)

      3.10        Copy of Certificate of Amendment to Articles of Incorporation of the Company filed on January 18, 2000. (13)

      4.1         Intentionally omitted.

      4.2         Specimen Certificate of Common Stock, $0.01, par value, of the Company. (4)

      4.3         Specimen Common Stock Purchase Warrant of the Company. (13)

      5.1         Opinion of Hughes & Luce, L.L.P. (13)

      10.1        Copy of Warrant Agency Agreement dated as of June 4, 1993 between the Company and
                  Continental Stock Transfer & Trust Company, as Warrant Agent. (5)

      10.2        Proof of Redeemable Warrant expiring June 3, 1996 of the Company. (5)

      10.3        Form of Underwriter's Unit Purchase Warrant of the Company. (6)

      10.4        Form of Underwriter's Warrant of the Company. (6)

      10.5        Copy of the 1988 Stock Option Plan of the Company. (7)

      10.6        Copy of the 1994 Stock Option Plan of the Company. (8)

      10.7        Copy of Employee Restricted Stock Plan of the Company. (9)

      10.8        Copy of Lease dated July 1, 1997 between the Company, as tenant, and Post-Valwood,
                  Inc., as landlord. (10)

      10.9        Copy of exclusive Distribution Agreement dated February 24, 1998, between the
                  Company and Equipmart, Inc. (10)

     10.10        Copy of exclusive Distribution Agreement dated March 7, 1998, between the Company and FunNets, Inc. (10)

     10.11        Copy of exclusive Distribution Agreement dated March 21, 1998, between the Company and Pro Gym Equipment, Inc. (10)

     10.12        Copy of the Stock Acquisition Agreement dated April 14, 1998, between the Company and  Product Merchandising, Inc. (10)

     10.13        Copy of the Agreement and Plan of Merger dated May 31, 1998, between the Company and Vantage Products International, Inc. (10)

     10.14        Copy of the 1998 Collegiate Pacific Inc. Stock Option Plan. (3)

     10.15        Copy of Credit Agreement, dated as of June 30, 1999, between Chase Bank of Texas,
                  National Association, and the Company for a $2,000,000 line of credit, and related documents. (11)

     10.16        Copy of the Promissory Note dated March 31, 1999 from the Company to Michael J.
                  Blumenfeld in the principal amount of $1,082,648.75. (11)

     10.17        Copy of Warrant Agreement dated as of May 26, 2000 between the Company and
                  Continental Stock Transfer & Trust Company, as Warrant Agent, with the form of
                  Common Stock Purchase Warrant attached. (13)

     10.18        Copy of Purchase Agreement dated as of February 29, 2000,
                  between the Company and the Note Holders, with the form of
                  Subordinated Convertible Promissory Note attached as an
                  exhibit. (13)
      23.1        Consent of Hughes & Luce, L.L.P. (included in Exhibit 5.1) (13)
      23.2        Consent of SUTTON FROST LLP
      23.3        Consent of GRANT THORNTON LLP
      24.1        Power of Attorney (included in Part II of this Registration Statement) (13)


--------------------
(1) Filed as an exhibit to the Company's Definitive Proxy Statement for its Annual Meeting held on June 16, 1997.

(2) Filed as an exhibit to the Company's Form 8-K/A filed on September 11, 1997.

(3) Filed as an exhibit to the Company's Definitive Proxy Statement for its Annual meeting held on December 11, 1998.

(4)      Filed as an exhibit to the Company's Form 8-A dated September 9, 1999.

(5)      Filed as an exhibit to the Company's Form 8-A dated June 28, 1993.

(6) Filed as an exhibit to the Company's Current Report on Form 8-K filed on July 12, 1993.

(7) Filed as an exhibit to the Company's Registration Statement on Form S-18, File No. 33-19770-NY.

(8) Filed as an exhibit to the Company's Annual Report on Form 10-KSB for the year ended June 30, 1994.

(9) Filed as an exhibit to a Post-Effective Amendment to the Company's Registration Statement on Form S- 18, File No. 33-19770-NY.

(10) Filed as an exhibit to the Company's Annual Report on Form 10-KSB for the year ended June 30, 1998.

(12) Filed as an exhibit to the Company's Annual Report on Form 10-KSB for the year ended June 30, 1999.


(13) Filed as an exhibit to the Company's Registration Statement on Form SB-2 (No. 333-34294) dated April 7, 2000, and amended May 8, 2000.